UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NEW MEDIA INSIGHT GROUP, INC.
(Exact name of registrant as specified in its charter)

Nevada	7310	27-2235001
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

28202 N. 58th Street, Cave Creek, AZ 85311, (480) 275-2294
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     With a copy to
Macdonald Tuskey
Suite 400, 570 Granville Street
Vancouver, BC, V6C 3P1
Tel: 604.689.1022
Fax: 604.681.4760
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Prospectus number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

[ ] Large accelerated filer	[ ] Accelerated filer	[ ] Non-accelerated filer	[X] Smaller reporting company

Title of Each Class of	Amount to be	Proposed	Proposed	Amount of
Securities to be	Registered(1)	Maximum	Maximum	Registration
Registered		Offering Price	Aggregate Offering	Fee
		per Security(2)	Price	($)(3)
		($)	($)

Shares of Common
Stock, par value $0.001	11,500,001(5)	0.25	2,875,000.25	334.08(4)

(1)

We are registering 11,500,001 shares of our common stock that we will put to Premier Venture Partners, LLC (the “Selling Security Holder”) pursuant to that certain equity purchase agreement (the “Equity Purchase Agreement”). The Equity Purchase Agreement was entered into on December 10, 2014. In the event of stock splits, stock dividends or similar transactions involving the common stock, the number of common shares registered shall, unless otherwise expressly provided, automatically be deemed to cover the additional securities to be offered or issued pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). In the event that the adjustment provisions of the Equity Purchase Agreement require the registrant to issue more shares than are being registered in this Registration Statement, for reasons other than those stated in Rule 416 of the Securities Act, the registrant will file a new registration statement to register those additional shares.

(2)

Estimated for purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933 on the basis of the average high and low prices of our common stock as reported on the OTCQB on February 5, 2015.

(3)	Fee calculated in accordance with Rule 457(c) of the Securities Act of 1933.

(4)	Paid on filing.

(5)	Including an aggregate of 71,429 shares of our common stock issued upon the execution of the Equity Purchase Agreement (“Initial Commitment Shares”).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until this Registration Statement filed with the Securities and Exchange Commission (the “SEC”) is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

NEW MEDIA INSIGHT GROUP, INC.

11,500,001 Shares of Common Stock

The date of this Prospectus is February 5, 2015.

This prospectus relates to the resale of up to 11,500,001 shares of common stock of New Media Insight Group, Inc. (“New Media”, “we”, “us”, “our” and “our company”), par value $0.001 per share (the “Common Stock”), issuable to Premier Venture Partners, LLC (“Premier Venture”) pursuant to that the Equity Purchase Agreement. The Equity Purchase Agreement permits us to “put” up to $2,000,000 in shares of our Common Stock to Premier over a period of up to thirty-six (36) months commencing from the effectiveness of this Registration Statement, or until the termination of the Equity Purchase Agreement in accordance with the terms and provisions thereof (the “Open Period”). We will not receive any proceeds from the resale of these shares of Common Stock. However, we will receive proceeds from the sale of securities pursuant to our exercise of the put right offered by Premier Venture. Premier Venture is deemed an underwriter for our common stock.

The selling stockholder may offer all or part of the shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. We are paying all of the registration expenses incurred in connection with the registration of the shares except for underwriting discounts, selling commissions, brokerage fees and related expenses.

Our common stock is quoted on the OTCQB under the ticker symbol NMED. On February 4, 2015, the closing price of our common stock was $0.23 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 to read about factors you should consider before investing in shares of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 3 – Prospectus Summary

This summary highlights selected information contained elsewhere in this Prospectus. This summary does not contain all the information that you should consider before investing in the common stock of New Media Insight Group, Inc. (referred to herein as “our company,” “we,” “our,” and “us”). You should carefully read the entire Prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the accompanying financial statements and notes before making an investment decision.

Business Overview

New Media Insight Group, Inc. was incorporated on March 29, 2010 in the State of Nevada, U.S.A. Our fiscal year end is April 30. Our administrative offices are located at 28202 N. 58th Street, Cave Creek, AZ 85331. The telephone number is (480) 275-2294.

Recent Developments

Amendment of Articles

On March 11, 2014, our company filed a certificate of change (the “Amendment”) to its Certificate of Incorporation with the Secretary of State of the State of Nevada in order to:

1.	effectuate a one (1) for two (2) reverse split of our company’s shares of common stock, par value $0.001 per share (“Reverse Split”); and
2.

decrease the number of authorized shares of capital stock of our company to 850,000,000 shares of common stock, par value $0.001 per share. The certificate of change has an effective date of March 24, 2014. Our issued and outstanding shares decreased from 59,237,500 to 29,768,750 shares of common stock, with a par value of $0.001. Our preferred shares remained unchanged

These amendments have been reviewed by the Financial Industry Regulatory Authority (“FINRA”) and have been approved for filing with an effective date of April 7, 2014.

The reverse split became effective with the Over-the-Counter Bulletin Board at the opening of trading on April 7, 2014. Our trading symbol is “NMED”. Our new CUSIP number is 64704U 306.

Throughout this Registration Statement, each instance that refers to a number of shares of our common stock, refers to the number of shares of common stock after giving effect to the Reverse Split, unless otherwise indicated.

Our company is continuing to pursue and expand upon the same business however is in the process of significantly enhancing its product and service offering and is developing new and proprietary technology in the area of mobile payments and online monetization. Our company is a development stage company and operates as an internet marketing business providing clients with the latest in new media and mobile / smart phone advertising solutions. We will specialize in developing mobile marketing, loyalty, and communication solutions. Our company’s mission is to help local merchants connect, communicate and transact with their customers in a more effective way.

Effective September 1, 2013, our company entered into an exclusive agency agreement with PayWith Worldwide Inc. (“PayWith”), pursuant to which our company will market a new product called mCards (mobile cards) (the “Platform”) in the following states: Arizona, Colorado, Nevada, Oregon, Utah and Washington (the “Territories”). Pursuant to the agency agreement, our company will generate revenue associated with every mCard transaction that takes place using the mCardNetwork. Under the agency agreement, our company had the following obligations to PayWith:

•	Achieve the following targets within the Territories:

Number of Signed
Target Date	Merchant Agreements
6 months after effective date	500
12 months after effective date	2,000
18 months after effective date	10,000

As of the date of this Registration Statement, these targets have not been met. These targets were not met due to the slow rate of mobile payment adoption in the United States. Pursuant to the agreement, PayWith may revoke the exclusivity of the rights to the Platform held by us in the Territories as these obligations were not met.

Our company has paid $150,000 to PayWith for the exclusive licensing rights mentioned above.

Equity Purchase Agreement with Premier Venture

On December 10, 2014, we entered into the Equity Purchase Agreement with Premier Venture, a California limited liability company. Pursuant to the terms of the Equity Purchase Agreement, Premier Venture committed to purchase up to $2,000,000 of our common stock during the Open Period. From time to time during the Open Period, we may deliver a drawdown notice to Premier Venture which states the dollar amount that we intend to sell to Premier Venture on a date specified in the put notice (the “Put Notice”). The maximum investment amount per notice shall not exceed the lesser of (i) 200% of the average daily trading volume of our common stock on the five trading days prior to the day the Put Notice is received by Premier Venture and (ii) 110% of any previous put amount during the maximum thirty-six (36) month period (however the amount for the preceding (ii) shall never be less than 70,000 shares). The total purchase price to be paid, in connection to the Put Notice, by Premier Venture shall be calculated at a thirty percent (30%) discount to the lowest individual daily volume weighted average price of the common stock of our company during such trading day (“VWAP”) of during the five (5) consecutive trading days immediately after the applicable date of the Put Notice, notwithstanding certain provisions pursuant to the Equity Purchase Agreement, less six hundred dollars ($600.00) . We have more shares reserved than are covered in this Registration Statement. In consideration for the execution and delivery of the Equity Purchase Agreement by Premier Venture, we issued Premier Venture 71,429 shares of our common stock (the “Initial Commitment Shares”).

On the effective date of this Registration Statement, we shall issue to Premier additional commitment shares (the “Additional Commitment Shares”) of its common stock representing 2.5% of $2,000,000 divided by the sum equal to the lowest of the daily VWAPs of the common stock on the three trading days immediately preceding the effective date. The Additional Commitment Shares shall not constitute registerable securities and shall not be included in this Registration Statement in accordance with the terms of the Registration Agreement.

In connection with the Equity Purchase Agreement, we also entered into a registration rights agreement (the “Registration Rights Agreement”) with Premier Venture, pursuant to which we are obligated to file a registration statement with the SEC. We are obligated to use all commercially reasonable efforts to maintain an effective registration statement until termination of the Equity Purchase Agreement.

The 11,500,001 shares to be registered herein represent approximately 27.9% of our common shares issued and outstanding, assuming that the selling stockholder will sell all of the shares offered for sale.

At an assumed purchase price of $0.175 (representing 70% of $0.25 being the average high and low prices of our common stock as reported on the OTCQB on February 5, 2015), we will be able to receive up to $2,000,000 in gross proceeds, assuming the sale of the entire 11,500,001 shares being registered hereunder pursuant to the Equity Purchase Agreement. Accordingly, we may be required to register additional shares to obtain the balance from the $2,000,000 under the Equity Purchase Agreement. We are currently authorized to issue 850,000,000 shares of our common stock. Premier Venture has agreed to refrain from holding an amount of shares which would result in Premier Venture owning more than 4.99% of the then-outstanding shares of our common stock at any one time.

There are substantial risks to investors as a result of the issuance of shares of our common stock under the Equity Purchase Agreement. These risks include dilution of stockholders’ percentage ownership, significant decline in our stock price and our inability to draw sufficient funds when needed.

Premier Venture will periodically purchase our common stock under the Equity Purchase Agreement and will, in turn, sell such shares to investors in the market at the market price. This may cause our stock price to decline, which will require us to issue increasing numbers of common shares to Premier Venture to raise the same amount of funds, as our stock price declines.

Where You Can Find Us

Our mailing address is 28202 N.58th Street, Cave Creek, AZ 85331, and our telephone number is (480) 275-2294.

The Offering

We have 29,840,179 shares of common stock issued and outstanding as of February 4, 2015 and are registering 11,500,001 shares (of which 71,429 shares of our company have been issued to date and the remaining may be issued in accordance with the Equity Purchase Agreement between Premier Venture Partners, LLC (“Selling Security Holder”) and the Company). In the event less than 11,500,001 are issued in accordance with the Equity Purchase Agreement, the remaining unissued shares will be terminated. We will receive 100% of the proceeds from the sale of the common stock to the Selling Security Holder, but will not receive any proceeds from any future re-sale of the common shares by the Selling Security Holder.

The following is a brief summary of this offering. Please see the “Plan of Distribution” section for a more detailed description of the terms of the offering.

Securities being offered by the Selling Security Holders, common stock, $0.001 par value	11,500,001 shares of common stock, $0.001 par value to be issued to Premier Venture Partners, LLC in accordance with a certain Equity Purchase Agreement dated December 10, 2014.

Underwriter:	Premier Venture Partners, LLC is both the underwriter and Selling Security Holder in this transaction.

Offering Price per Share by the Selling Security Holders:	All shares being registered may be sold by the Selling Security Holder without our involvement. The actual price of the stock will be determined in accordance with the price as set forth in the Equity Purchase Agreement.

Offering Period:	The period during which the Company may make a “Put Notice” as defined in the Equity Purchase Agreement, is thirty-six (36) months from the effectiveness of this Registration Statement.

Number of Shares Outstanding Before the Offering:

29,840,179 common shares are currently issued and outstanding of which 71,429 shares are being registered under this prospectus by the Selling Security Holder. The remaining 11,428,572 shares which may be issued in the future under the Equity Purchase Agreement.

Minimum number of shares to be sold in this Offering:	None.

Use of Proceeds

All of the proceeds will be used by the Company for working capital. We have paid and will pay all expenses incidental to the registration of the shares (including registration pursuant to the securities laws of certain states) other than commissions, expenses, reimbursements and discounts of underwriters, dealers or agents, if any.

Termination of the offering	The earlier of (i) thirty-six (36) months from the effectiveness of this Registration Statement, (ii) when the Company receives the full $2,000,000 under the Equity Purchase Agreement, or (iii) as otherwise provided for in the Equity Purchase Agreement.

Terms of the offering

The actual price of the stock will be determined by using the prevailing market prices at the time of sale as adjusted in accordance with the Equity Purchase Agreement (which is 70% of the lowest reported trade of the our common stock during the “Put Period” as defined in the Equity Purchase Agreement) and the Selling Security Holder will determine when and how they will sell the common stock offered in this prospectus. Our company will receive no proceeds from any future re-sale of any of the registered shares by the Selling Security Holder.

Trading Market:

Our common stock is currently quoted in the OTCQB. The common stock trades under the symbol NMED, but there is only a limited trading market. The last high and low trades of our common stock for the last 30 trading days were as follows:

Date	High Trading Price	Low Trading Price
12/09/14	$1.36
12/17/14		$0.4613

The Selling Security Holder named in this prospectus is registering all or a portion of its shares of common stock through this prospectus are doing in accordance with a certain Registration Rights Agreement and Equity Purchase Agreement, each dated December 10, 2014.

We will receive 100% of the proceeds from the sale of these shares to the Selling Security Holder in accordance with the Equity Purchase Agreement but none of the proceeds of any future re-sale by the Selling Shareholder.

This summary does not contain all the information that should be considered before making an investment in New Media Insight Group, Inc.’s common stock. The entire prospectus should be read including the “Risk Factors” on page 9 and financial statements before deciding to invest in our common stock.

Financial Summary Information

All references to currency in this Prospectus are to U.S. Dollars, unless otherwise noted.

The following table sets forth selected financial information, which should be read in conjunction with the information set forth in the “Management’s Discussion and Analysis of Financial Position and Results of Operations” section and the accompanying financial statements and related notes included elsewhere in this Prospectus.

Income Statement Data

	Three Months Ended October 31, 2014 (Unaudited)	Year Ended April 30, 2014 (Audited)	Year Ended April 30, 2013 (Audited)
Revenues	Nil	$241	Nil
Operating Expenses	$104,861	$806,978	$41,727
Net Income (Loss)	($104,861)	($806,737)	($41,727)
Net Earnings (Loss) Per	0.00	($0.027)	($0.001)
Share

Balance Sheet Data

	As at October 31, 2014 (Unaudited)	As at April 30, 2014 (Audited)	As at April 30, 2013 (Audited)
Working Capital (Deficit)	$78,627	$277,907	($27,845)
Total Assets	$86,570	$295,200	$27
Total Liabilities	$7,943	$17,293	$27,872

We are subject to those financial risks generally associated with development stage enterprises. Despite currently having sufficient capital on hand, we have sustained losses since inception. We may require additional financing and independently seek capital to fund our development activities. However, we may be unable to obtain such financing. Investing in our common stock involves a high degree of risk. We are subject to risk factors specific to our business strategy and the health and wellness industry. You should carefully consider all the risks described below, together with other information contained in this prospectus (including our financial statements and related notes), before making a decision to invest in our common stock. Our business could be harmed by any of these risks at any time. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. You should read the section entitled “Special Note Regarding Forward Looking Statements” above for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this Registration Statement.

RISKS RELATED TO OUR BUSINESS

You should carefully consider the risks described below together with all of the other information included in this Registration Statement before making an investment decision with regard to our securities. The statements contained in or incorporated into this Registration Statement that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Our independent auditors have issued an audit opinion for our company, which includes a statement describing our going concern status. Our financial status creates a doubt whether we will continue as a going concern.

As described in Note 11 of our accompanying financial statements, our auditors have issued a going concern opinion regarding our company. This means there is substantial doubt we can continue as an ongoing business for the next twelve months. The financial statements do not include any adjustments that might result from the uncertainty regarding our ability to continue in business. As such we may have to cease operations and investors could lose part or all of their investment in our company.

We have a minimal operating history and have losses which we expect to continue into the future. There is no assurance our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

We were incorporated on March 29, 2010, and we have only started our proposed business operations in December 2010 realizing revenues of $38,690 through April 30, 2014. We do not have a sufficient operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception to April 30, 2014, was $911,471. We have generated only nominal revenues since our inception and do not anticipate that we will generate revenues which will be sufficient to sustain our operations in the near future. Our ability to achieve and maintain profitability and positive cash flow is dependent upon on our ability to:

•	attract customers who will buy our services; and
•	generate revenue through the sale of our services.

We may not be able to successfully achieve any of these requirements or ever become profitable.

Based upon current plans, we expect to incur operating losses in future periods because we will be incurring expenses in excess of revenues. We cannot guarantee that we will be successful in generating sufficient revenues in the future. In the event our company is unable to generate sufficient revenues it may be required to seek additional funding. Such funding may not be available, or may not be available on terms which are beneficial and/or acceptable to our company. In the event our company cannot generate sufficient revenues and/or secure additional financing, our company may be forced to cease operations and investors will likely lose some or all of their investment in our company.

We do not have any additional source of funding for our business plans and may be unable to find any such funding if and when needed, resulting in the failure of our business.

No other source of capital has been has been identified or sought. If we do find an alternative source of capital, the terms and conditions of acquiring such capital may result in dilution and the resultant lessening of value of the shares of stockholders.

We possess minimal capital.

We possess minimal capital and must limit the amount of marketing we can perform with respect to our website. Our business plan contemplates the generation of revenues through the sale of goods and services via our website. Our limited marketing activities may not attract enough paying customers to generate sufficient revenue to operate profitably, expand our services, implement our business plan or continue operating our business. Our limited marketing capabilities may have a negative effect on our business and may cause us to limit or cease our business operations which could result in investors losing some or all of their investment in our company.

We are dependent upon our current officers and directors.

We currently are managed by our sole officer and director, Michael Palethorpe, and we are entirely dependent upon him in order to conduct our operations. If our sole officer and director should resign or die, there will be no one to run our company, and our company has no Key Man insurance. If our current officer and director is no longer able to serve as such and we are unable to find other persons to replace him, it will have a negative effect on our ability to continue active business operations, and could result in investors losing some or all of their investment in our company.

Our business mode requires the use of outside personnel, who may not be available when needed.

Our company seeks to grow its business in the ever-expanding niche of hyper local marketing and advertising, while maintaining a low cost of operations. Our company will utilize a virtual workplace (employees and independent contractors will primarily work from their residences eliminating their need for permanent offices), will retain only a minimum number of full time employees and instead hire a core group of independent contractors on an as needed basis. If we are unable to hire the required talent and/or are unable to get our technology functional, it may have a negative effect on our ability to implement our business plan. In such an event, we may be required to change our business plan or curtail or delay implementation of some, or all, of our business plan.

We could face intense competition, which could result in lower revenues and higher expenditures and could adversely affect our results of operations.

Unless we and our partners keep pace with changing technologies, we could lose existing customers and fail to win new customers. In order to compete effectively in the internet marketing and mobile payments industry, we must continually design, develop implement and market new and enhanced technologies and strategies. Our future success will depend, in part, upon our ability to address the changing and sophisticated needs of the marketplace. Mobile payments technologies have not achieved widespread commercial acceptance in Canada and the United States and our strategy of expanding our marketing of mobile payments business could adversely affect our business operations and financial condition.

We are governed by only one person serving as director and officers which may lead to faulty corporate governance.

We have not implemented various corporate governance measures nor have we adopted any independent committees as we presently do not have any independent directors.

We may not be able to secure additional financing to meet our future capital needs due to changes in general economic conditions.

We anticipate requiring significant capital to fulfill our contractual obligations (as noted in our audited financial statements), continue development of our planned products to meet market evolution, and execute our business plan, generally. We may use capital more rapidly than currently anticipated and incur higher operating expenses than currently expected, and we may be required to depend on external financing to satisfy our operating and capital needs. We may need new or additional financing in the future to conduct our operations or expand our business. Any sustained weakness in the general economic conditions and/or financial markets in the United States or globally could adversely affect our ability to raise capital on favorable terms or at all. From time to time we have relied, and may also rely in the future, on access to financial markets as a source of liquidity to satisfy working capital requirements and for general corporate purposes. We may be unable to secure debt or equity financing on terms acceptable to us, or at all, at the time when we need such funding. If we do raise funds by issuing additional equity or convertible debt securities, the ownership percentages of existing stockholders would be reduced, and the securities that we issue may have rights, preferences or privileges senior to those of the holders of our common stock or may be issued at a discount to the market price of our common stock which would result in dilution to our existing stockholders. If we raise additional funds by issuing debt, we may be subject to debt covenants, which could place limitations on our operations including our ability to declare and pay dividends. Our inability to raise additional funds on a timely basis would make it difficult for us to achieve our business objectives and would have a negative impact on our business, financial condition and results of operations.

Our business and operating results could be harmed if we fail to manage our growth or change.

Our business may experience periods of rapid change and/or growth that could place significant demands on our personnel and financial resources. To manage possible growth and change, we must continue to try to locate skilled professionals in the oil and gas industry and adequate funds in a timely manner.

We are affected by certain law and governmental regulations which could affect operations of our proprietary technology in the area of mobile payments and online monetization.

While our mobile payments service has been approved in certain states, failure to gain national or international compliance would limit international operations. In addition, future government regulations concerning privacy and consumer protection issues could have an adverse effect on market acceptance or cause time delays or additional costs to meet requirements.

To the best of our knowledge, there are no laws or governmental regulations which would prohibit the use of our proprietary technology in the area of mobile payments and online monetization in the Territories. Use of our technology is only subject to local operator/owner approval. Where we may be restricted as to the introduction of our technology in foreign countries relates only to local governmental regulations which may require the establishment of a corporate entity in the subject country, of which we may decide against due to costs and lack of corporate control of that new entity.

If our intellectual property is not adequately protected, then we may not be able to compete effectively and we may not be profitable.

Our commercial success may depend, in part, on obtaining and maintaining patent protection, trade secret protection and regulatory protection of our technologies and product candidates as well as successfully defending third-party challenges to such technologies and candidates. We will be able to protect our technologies and product candidates from use by third parties only to the extent that valid and enforceable patents, trade secrets or regulatory protection cover them and we have exclusive rights to use them. The ability of our licensors, collaborators and suppliers to maintain their patent rights against third-party challenges to their validity, scope or enforceability will also play an important role in determining our future.

The patent positions of technology related companies can be highly uncertain and involve complex legal and factual questions that include unresolved principles and issues. No consistent policy regarding the breadth of claims allowed regarding such companies’ patents has emerged to date in the United States, and the patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property. Accordingly, we cannot predict with any certainty the range of claims that may be allowed or enforced concerning our patents.

We may also rely on trade secrets to protect our technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we seek to protect confidential information, in part, through confidentiality agreements with our consultants and scientific and other advisors, they may unintentionally or willfully disclose our information to competitors. Enforcing a claim against a third party related to the illegal acquisition and use of trade secrets can be expensive and time consuming, and the outcome is often unpredictable. If we are not able to maintain patent or trade secret protection on our technologies and product candidates, then we may not be able to exclude competitors from developing or marketing competing products, and we may not be able to operate profitability.

If we are the subject of an intellectual property infringement claim, the cost of participating in any litigation could cause us to go out of business.

There has been, and we believe that there will continue to be, significant litigation and demands for licenses in our industry regarding patent and other intellectual property rights. Although we anticipate having a valid defense to any allegation that our current products, production methods and other activities infringe the valid and enforceable intellectual property rights of any third parties, we cannot be certain that a third party will not challenge our position in the future. Other parties may own patent rights that we might infringe with our products or other activities, and our competitors or other patent holders may assert that our products and the methods we employ are covered by their patents. These parties could bring claims against us that would cause us to incur substantial litigation expenses and, if successful, may require us to pay substantial damages. Some of our potential competitors may be better able to sustain the costs of complex patent litigation, and depending on the circumstances, we could be forced to stop or delay our research, development, manufacturing or sales activities. Any of these costs could cause us to go out of business.

We could lose our competitive advantages if we are not able to protect any intellectual property rights against infringement, and any related litigation could be time-consuming and costly.

Our success and ability to compete depends to a significant degree on our license to market and promote the Platform which is automatically renewed every year unless there is sixty days of notice by either party. If any of our competitor’s copies or otherwise gains access to the Platform or develops similar technologies independently, we would not be able to compete as effectively.

We also consider our trademarks invaluable to our ability to continue to develop and maintain the goodwill and recognition associated with our brand. These and any other measures that we may take to protect our intellectual property rights, which presently are based upon a combination of copyright, trade secret and trademark laws, may not be adequate to prevent their unauthorized use.

We may need to bring legal claims to enforce or protect such intellectual property rights. Any litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources. In addition, notwithstanding any rights we have secured in our intellectual property, other persons may bring claims against us that we have infringed on their intellectual property rights, including claims based upon the content we license from third parties or claims that our intellectual property right interests are not valid. Any claims against us, with or without merit, could be time consuming and costly to defend or litigate, divert our attention and resources, result in the loss of goodwill associated with our service marks or require us to make changes to our website or other of our technologies.

If we fail to effectively manage our growth our future business results could be harmed and our managerial and operational resources may be strained.

As we proceed with the commercialization of our technology, we expect to experience significant and rapid growth in the scope and complexity of our business. We will need to add staff to market our services, manage operations, handle sales and marketing efforts and perform finance and accounting functions. We will be required to hire a broad range of additional personnel in order to successfully advance our operations. This growth is likely to place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our potential business, or the failure to manage growth effectively, could have a materially adverse effect on our business and financial condition.

Our services may become obsolete and unmarketable if we are unable to respond adequately to rapidly changing technology and customer demands.

Our industry is characterized by rapid changes in technology and market demands. As a result, our service and technology may quickly become obsolete and unmarketable. Our future success will depend on our ability to adapt to technological advances, anticipate market demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, our products must remain competitive with those of other companies with substantially greater resources. We may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, we may not be able to adapt new or enhanced services to emerging industry or governmental standards.

Our company lacks effective internal controls over our financial reporting.

Except as otherwise set forth our public filings with the SEC (the “SEC Documents”), we maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles by a firm with membership to the PCAOB and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Our management has determined that our internal accounting controls were not effective as of the date of this Registration Statement.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer (our principal executive officer, principal financial officer and principal accounting officer), we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the financial period ending April 30, 2014 (the “Evaluation Date”). Based on this evaluation, our chief executive officer and chief financial officer (our principal executive officer, principal financial officer and principal accounting officer) concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to us, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our chief executive officer and chief financial officer (our principal executive officer, principal financial officer and principal accounting officer), as appropriate to allow timely decisions regarding required disclosure.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. With the participation of our chief executive and chief financial officer (our principal executive officer, principal financial officer and principal accounting officer), our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of October 31, 2014, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework. Based upon such evaluation, our management concluded that we did not maintain effective controls over the control environment. The Board of Directors does not have any independent members and no director qualifies as an audit committee financial expert as defined in Item 207(d)(5)(ii) of Regulation S-B. Currently, we do not have the available personnel for proper segregation of duties. Since these entity level programs have a pervasive effect across the organization, management has determined that these circumstances constitute a material weakness.

This Registration Statement on does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to a permanent exemption for non-accelerated filers from the internal control audit requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

Risks Relating to Ownership of Our Securities

We do not expect to pay dividends in the foreseeable future.

We presently do not anticipate that we will pay dividends on any of our common stock in the foreseeable future. If payment of dividends does occur at some point in the future, it would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The payment of any common stock dividends will be within the discretion of our Board of Directors. We presently intend to retain all earnings to implement our business plan; accordingly, we do not anticipate the declaration of any dividends for common stock in the foreseeable future.

Applicable SEC rules governing the trading of “penny stocks” will limit the trading and liquidity of our common stock, which may affect the trading price of our common stock.

Our common stock is considered to be a “penny stock” and is therefore subject to SEC rules and regulations that (i) impose limitations upon the manner in which our shares may be publicly traded and (ii) regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges such as the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules and may increase the difficulty investors might experience in attempting to liquidate such securities.

The market price for our common stock is particularly volatile given our status as a relatively small company, which could lead to wide fluctuations in our share price. You may be unable to sell your common stock at or above your purchase price if at all, which may result in substantial losses to you.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

As we are listed on the Over-the-Counter Bulletin Board quotation system, our common stock is subject to “penny stock” rules which could negatively impact our liquidity and our shareholders’ ability to sell their shares.

Our common stock is currently quoted on the OTCQB. We must comply with numerous NASDAQ MarketPlace rules in order to maintain the listing of our common stock on the OTCQB. There can be no assurance that we can continue to meet the requirements to maintain the quotation on the OTCQB listing of our common stock. If we are unable to maintain our listing on the OTCQB, the market liquidity of our common stock may be severely limited.

Our stock price may be volatile, which may result in losses to our shareholders.

The stock markets have experienced significant price and trading volume fluctuations, and the market prices of companies listed on the OTCQB quotation system in which shares of our common stock are listed, have been volatile in the past and have experienced sharp share price and trading volume changes. The trading price of our common stock is likely to be volatile and could fluctuate widely in response to many factors, including the following, some of which are beyond our control:

•	variations in our operating results;
•	changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;
•	changes in operating and stock price performance of other companies in our industry;
•	additions or departures of key personnel; and
•	future sales of our common stock.

Domestic and international stock markets often experience significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock.

Our common shares may become thinly traded and you may be unable to sell at or near ask prices, or at all.

We cannot predict the extent to which an active public market for trading our common stock will be sustained. The trading volume of our common shares has historically been sporadically or “thinly-traded” meaning that the number of persons interested in purchasing our common shares at or near bid prices at certain given time may be relatively small or non-existent.

This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community who generate or influence sales volume. Even if we came to the attention of such persons, those persons tend to be risk-averse and may be reluctant to follow, purchase, or recommend the purchase of shares of an unproven company such as ours until such time as we become more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained.

Shareholders may be diluted significantly through our efforts to obtain financing, satisfy obligations, and/or complete acquisitions through the issuance of additional shares of our common stock or other securities.

Wherever possible, our Board will attempt to use non-cash consideration to satisfy our obligations. The non-cash consideration may consist of restricted shares of our common stock, convertible debt, or other securities.

We have signed an Equity Purchase Agreement with Premier Venture, for up to $2,000,000 through sales of our common stock. The Equity Purchase Agreement grants the investors the ability to buy a substantial number of shares of common stock in a series of private placement transactions at a price that is at a discount to the market price. If common stock is issued in return for additional funds, the price per share could be lower than that paid by our current stockholders. We anticipate continuing to rely on equity sales of our common stock in order to fund our business operations. If we issue additional stock, investors’ percentage interests in us will be diluted. The result of this could reduce the value of current investors’ stock. Please also see below at Item 6 – Dilution for more detail.

Additionally, moving forward, we may attempt to conduct acquisitions and/or mergers of other entities or assets using our common stock or other securities as payment for such transactions. Our Board has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares of common stock and preferred stock with various preferences and other rights. If such transactions occur, this may result in substantial dilution of the ownership interests of existing shareholders, and dilute the book value of our common stock. Please see below at Item 6 – Dilution for more detail.

We may not have access to the full amount available under the Equity Purchase Agreement.

Our ability to draw down funds and sell shares under the Equity Purchase Agreement requires that this Registration Statement be declared effective and continue to be effective. This Registration Statement registers the resale of 11,500,001 shares issuable under the Equity Purchase Agreement, and our ability to sell any remaining shares issuable under the Equity Purchase Agreement is subject to our ability to prepare and file one or more additional registration statements registering the resale of these shares. These registration statements may be subject to review and comment by the staff of the SEC, and will require the consent of our independent registered public accounting firm. Therefore, the timing of effectiveness of these registration statements cannot be assured. The effectiveness of these registration statements is a condition precedent to our ability to sell all of the shares of our common stock to Premier Venture under the Equity Purchase Agreement. Even if we are successful in causing one or more registration statements registering the resale of some or all of the shares issuable under the Equity Purchase Agreement to be declared effective by the SEC in a timely manner, we may not be able to sell the shares unless certain other conditions are met. For example, we might have to increase the number of our authorized shares in order to issue the shares to Premier Venture. Accordingly, because our ability to draw down any amounts under the Equity Purchase Agreement is subject to a number of conditions, there is no guarantee that we will be able to draw down any portion or all of the proceeds of $2,000,000 under the Equity Purchase Agreement.

There will be an adverse effect related to declining prices for our common stock.

Our right to require Premier Venture pursuant to the Equity Purchase Agreement to purchase our common shares is subject to a maximum number of shares equal to 200% of the average daily trading volume of our common stock on the five trading days prior to the date the we deliver a notice to purchase shares to Premier Venture. For example, a 50% decline in volume of our shares traded will result in a corresponding 50% decline in the total aggregate amount of our common shares that we can require Premier Venture to purchase at one time under the Equity Purchase Agreement.

Additionally, there will be an adverse effect of declining prices for our common stock on the terms at which we will be able to raise the $2 million in capital under the Equity Purchase Agreement with Premier Venture. For example:

Percentage Decrease in Price	0%	25%	50%	75%
Stock Price	$0.250	$0.188	$0.125	$0.063
Approximate shares needed to be issued to obtain $2,000,000	11,428,571	15,238,095	22,857,143	45,714,286
Approximate amount of dollars that can be obtained from each Put Notice (assuming average daily volume of 50,000 shares)	$17,500.00	$13,125.00	$8,750.00	$4,375.00

Volatility in our common share price may subject us to securities litigation.

The market for our common stock is characterized by significant price volatility as compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The elimination of monetary liability against our directors, officers and employees under Nevada law and the existence of indemnification rights of our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation contains a specific provision that eliminates the liability of our directors and officers for monetary damages to our company and shareholders. Further, we are prepared to give such indemnification to our directors and officers to the extent provided for by Nevada law. We may also have contractual indemnification obligations under our employment agreements with our officers. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and shareholders.

Our business is subject to changing regulations related to corporate governance and public disclosure that have increased both our costs and the risk of noncompliance.

Because our common stock is publicly traded, we are subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the SEC and FINRA, have issued requirements and regulations and continue to develop additional regulations and requirements in response to corporate scandals and laws enacted by Congress, most notably the Sarbanes-Oxley Act of 2002. Our efforts to comply with these regulations have resulted in, and are likely to continue resulting in, increased general and administrative expenses and diversion of management time and attention from revenue-generating activities to compliance activities. Because new and modified laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices.

We will incur increased costs and compliance risks as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company prior.

Our business will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including certain requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and FINRA. We expect these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Like many smaller public companies, we face a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of public companies to evaluate the effectiveness of internal control over financial reporting. The SEC has adopted rules implementing Section 404 for public companies as well as disclosure requirements. We are currently preparing for compliance with Section 404; however, there can be no assurance that we will be able to effectively meet all of the requirements of Section 404 as currently known to us in the currently mandated timeframe. Any failure to implement effectively new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Item 4 – Use of Proceeds

We will not receive any proceeds from the sale of shares by the Selling Security Holder. However, we will receive proceeds from the sale of securities pursuant to the Equity Purchase Agreement. The proceeds received from any “drawdowns” tendered to Premier Venture under the Equity Purchase Agreement will be used for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board, in its good faith deems to be in the best interest of our company.

Our company will pay all expenses of this offering estimated at approximately $24,339. See Part II, Item 13.

Item 5 – Determination of Offering Price

All shares being registered may be sold by the Selling Security Holder without our involvement. The actual price of the stock will be determined by prevailing market prices at the time of any “Put Notice”, as defined in the Equity Purchase Agreement, which is 70% of the lowest reported trade of our common stock during the “Put Period” as defined in the Equity Purchase Agreement.

Item 6 – Dilution

The common stock being registered by the Selling Security Holder will be approximately 27.9% of the then currently issued and outstanding common stock of our company when taking into account the possible future issuance of the remaining 11,428,572 common shares of our company being registered under this Registration Statement.

“Dilution” as used herein represents the difference between the offering price per share of shares offered hereby and the net tangible book value per share of our common stock after completion of the offering. Dilution in the offering is primarily due to the losses previously recognized by our company.

At an assumed purchase price of $0.175 (equal to 70% of $0.25 being the average high and low prices of our common stock as reported on the OTCQB on February 5, 2015), and the issuance of 100% of the shares being registered, we will be required to issue an aggregate of 11,428,572 shares of common stock, with net proceeds of $2,000,000 pursuant to the Equity Purchase Agreement.

The net tangible book value of our company at October 31, 2014 was $78,627 or approximately $0.003 per share. Net tangible book value represents the amount of total tangible assets less total liabilities. Assuming that 100% of the shares offered hereby were purchased by investors (a fact of which there can be no assurance) as of February 2, 2015, the then outstanding 41,268,751 shares of common stock, which would constitute all of the issued and outstanding equity capital of our company, would have a net tangible book value of $2,078,627 (not after deducting commissions and offering expenses) or approximately $0.050 per share.

Assuming a 50% decrease in the number of shares to be issued, based upon the purchase price of $0.175 (equal to 70% of $0.25 being the average high and low prices of our common stock as reported on the OTCQB on February 5, 2015), we will be required to issue an aggregate of 5,714,286 shares of our common stock, with net proceeds of $1,000,000 pursuant to the Equity Purchase Agreement.

Assuming a 75% decrease in the number of shares to be issued, based upon the purchase price of $0.175 (equal to 70% of $0.25 being the average high and low prices of our common stock as reported on the OTCQB on February 5, 2015), we will be required to issue an aggregate of 2,857,143 shares of common stock, with net proceeds of $500,000 pursuant to the Equity Purchase Agreement.

The dilution associated with the offering and each of the above scenarios is as follows:

		50%	75%
		Decrease	Decrease
		in	in
		Shares	Shares
	Offering	Issued	Issued
Offering price	$0.175	$0.175	$0.175
Net tangible book value before Offering (per share)	$0.0026	$0.0026	$0.0026
Net tangible book value after Offering (per share)	$0.0504	$0.0303	$0.0177
Dilution percentage to investor	71.2%	82.7%	89.9%

Item 7 – Selling Security Holders

The Company is not making an initial public offering of its common stock. 11,500,001 shares (of which only 71,429 shares have previously been issued) are being registered pursuant to this Registration Statement. Only the Selling Security Holder listed below may re-sell their shares into the public market as soon as practical after the effective date of this Registration Statement. We are registering, for offer and sale, 11,500,001 shares of common stock issued, or to be issued, to the Selling Security Holder listed below. In the event that fewer than 11,500,001 shares are issued to the Seller Security Holder, registration of the unissued shares will be terminated.

The following table sets forth information as of the date of the filing of this Registration Statement, with respect to the beneficial ownership of our common stock by the Selling Security Holder. The shares being offered hereby are being registered in accordance with a certain Registration Rights Agreement and Equity Purchase Agreement, each dated December 10, 2014, and the Selling Security Holder may offer all or part of their shares for resale from time to time. However, the Selling Security Holder is under no obligation to sell all or any portion of such shares nor is the Selling Security Holder obligated to sell any shares immediately upon effectiveness of this Registration Statement. The termination date of this Registration Statement is the earlier of (i) thirty-six (36) months from the effectiveness of this Registration Statement, (ii) when the Company receives the full $2,000,000 under the Equity Purchase Agreement, or (iii) as otherwise provided for in the Equity Purchase Agreement.

Name of Selling Security Holder	Shares Owned Prior to this Offering(1)	Percent %(2)	Maximum Numbers of Shares Being Offered
Premier Venture Partners, LLC(4) 4221 Wilshire Blvd., Suite 355, Los Angeles, California 90010	71,429	2.4%	71,429

(1)

The number and percentage of shares beneficially owned is determined to the best of our knowledge in accordance with the Rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the selling security holder has sole or shared voting or investment power and also any shares which the selling security holder has the right to acquire within 60 days of the date of this Prospectus.

(2)	The percentages are based on 29,870,179 shares of our common stock issued and outstanding and as at February 4, 2015.
(3)	Less than 1%.
(4)	The control person of Premier Venture Partners, LLC is Jeffrey Maller

Except as otherwise noted in the above list, the named party beneficially owns and has sole voting and investment power over all the shares or rights to the shares. The numbers in this table assume that the Selling Security Holder will not sell shares not being offered in this Prospectus or will purchase additional shares, and assumes that all the shares being registered will be sold.

The Selling Security Holder has not had a material relationship with us other than as a security holder at any time within the past three years, or has ever been one of our officers or directors or an officer or director of our predecessors or affiliates.

The Selling Security Holder is not a broker-dealer or affiliate of a broker-dealer.

Item 8 – Plan of Distribution

We are registering 11,500,001 shares in accordance with a certain Registration Rights Agreement and Equity Purchase Agreement, each dated December 10, 2014. The actual price of the stock will be determined by prevailing market prices at the time of any “Put Notice” as defined in the Equity Purchase Agreement, which is 70% of the lowest reported trade of our common stock during the “Put Period” as defined in the Equity Purchase Agreement. We will receive 100% any proceeds from the sale of the shares to the Selling Security Holders, but will not receive any proceeds upon the re-sale of such shares by the Selling Security Holder. The percentage of the total outstanding common stock being registered to be offered by the Selling Security Holders is 27.9% based upon the 41,268,751common shares if all 11,500,001 were to be issued.

In the event that the Selling Security Holders enter into an agreement, after the effective date of this Registration Statement, to sell their shares through a broker-dealer that acts as an underwriter, we will file a post-effective amendment to this Registration Statement and file the agreement as an exhibit to the amended Registration Statement. The amendment will identify the underwriter, provide the required information on the plan of distribution and revise the appropriate disclosures in the Registration Statement.

Any underwriter, dealer, or agent who participates in the distribution of the securities registered in this Registration Statement is an "underwriter" under the Securities Act. Further, any discounts, commissions, or concessions received by any such underwriter, dealer or agent will be deemed to be underwriting discounts and commissions under the Securities Act. In the event an “underwriter” will assist in the sale of the shares, we will disclose:

1.	the name or names of any underwriters, dealers, or agents, the purchase price paid by any underwriters for the shares purchased from the Selling Security Holders, and

2.	any discounts, commissions, and other items constituting compensation from the Selling Security Holders, and

3.	any discounts, commissions, or concessions allowed, realized or paid to dealers, and

4.	the proposed selling price to the public

In addition and without limiting the foregoing, the Selling Security Holder will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Registration Statement is effective.

We will pay all expenses incidental to the registration of the shares (including registration pursuant to the securities laws of certain states) other than commissions, expenses, reimbursements and discounts of underwriters, dealers or agents, if any.

Any purchasers of our securities should be aware that any market that develops in our stock would be subject to the penny stock restrictions.

OTCQB Considerations

OTCQB securities are not listed or quoted on the floor of an organized national or regional stock exchange. Instead, OTCQB securities transactions are conducted through a telephone and computer network connecting dealers in stocks. OTCQB stocks are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

To be quoted on the OTCQB, a market maker must file an application on our behalf in order to make a market for our common stock. We are not permitted to file such application on our own behalf.

The OTCQB is separate and distinct from the NASDAQ stock market. NASDAQ has no business relationship with issuers of securities quoted on the OTCQB. The SEC’s order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the OTCQB.

Although the NASDAQ stock market has rigorous listing standards to ensure the high quality of its issuers, and can delist issuers for not meeting those standards, the OTCQB has no listing standards. Rather, it is the market maker who chooses to quote a security on the system, files the application, and is obligated to comply with keeping information about the issuer in its files. FINRA cannot deny an application by a market maker to quote the stock of a company assuming all FINRA questions relating to its Rule 211 process are answered accurately and satisfactorily. The only requirement for ongoing inclusion in the OTCQB is that the issuer be current in its reporting requirements with the SEC.

Although we anticipate that quotation on the OTCQB will increase liquidity for our stock, investors may have difficulty in getting orders filled because trading activity on the OTCQB in general is not conducted as efficiently and effectively as with NASDAQ-listed securities. As a result, investors’ orders may be filled at a price much different than expected when an order is placed.

Investors must contact a broker-dealer to trade OTCQB securities. Investors do not have direct access to the bulletin board service. For bulletin board securities, there only has to be one market maker.

OTCQB transactions are conducted almost entirely manually. Because there are no automated systems for negotiating trades on the OTCQB, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders - an order to buy or sell a specific number of shares at the current market price - it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and getting execution.

Because analysts do not usually follow OTCQB stocks, there may be lower trading volume than for NASDAQ-listed securities.

Section 15(g) of the Exchange Act

Section 15(g) of the Exchange Act will cover our shares and Rules 15g-1 through 15g-6 promulgated thereunder. Securities regulations impose additional sales practice requirements on broker-dealers who sell our securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses).

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules (but is not applicable to us).

Rule 15g-2 declares unlawful broker-dealer transactions in penny stocks unless the broker-dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker-dealer to engage in a penny stock transaction unless the broker-dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker-dealers from completing penny stock transactions for a customer unless the broker-dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker-dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker-dealers selling penny stocks to provide their customers with monthly account statements.

Rule 15g-9 requires broker/dealers to approve the transaction for the customer’s account; obtain a written agreement from the customer setting forth the identity and quantity of the stock being purchased; obtain from the customer information regarding his investment experience; make a determination that the investment is suitable for the investor; deliver to the customer a written statement for the basis for the suitability determination; notify the customer of his rights and remedies in cases of fraud in penny stock transactions; and, the FINRA’s toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

Rule 3a51-1 of the Exchange Act establishes the definition of a “penny stock,” for purposes relevant to us, as any equity security that has a minimum bid price of less than $4.00 per share or with an exercise price of less than $4.00 per share, subject to a limited number of exceptions. It is likely that our shares will be considered to be penny stocks for the immediately near future. For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person's account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth:

•	The basis on which the broker or dealer made the suitability determination, and
•	That the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Additionally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, which is likely, it could have an adverse effect on the market, if any, for our securities. If our securities are subject to the penny stock rules, investors will find it difficult to dispose of our securities.

Dividend Policy

We have never paid cash or any other form of dividend on our common stock, and we do not anticipate paying cash dividends in the foreseeable future. Moreover, any future credit facilities might contain restrictions on our ability to declare and pay dividends on our common stock. We plan to retain all earnings, if any, for the foreseeable future for use in the operation of our business and to fund the pursuit of future growth. Future dividends, if any, will depend on, among other things, our results of operations, capital requirements and on such other factors as our board of directors, in its discretion, may consider relevant.

Regulation M

During such time as the Selling Security Holder may be engaged in a distribution of any of the securities being registered by this Prospectus, the Selling Security Holder is required to comply with Regulation M under the Exchange Act. In general, Regulation M precludes any selling security holder, any affiliated purchaser and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of the distribution until the entire distribution is complete.

Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a “distribution participant as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution”.

Regulation M prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. We have informed the Selling Security Holders that the anti-manipulation provisions of Regulation M may apply to the sales of their shares offered by this Prospectus, and we have also advised the Selling Security Holders of the requirements for delivery of this Prospectus in connection with any sales of the shares offered by this Prospectus.

With regard to short sales, the Selling Security Holder may not sell our common shares short, either directly or indirectly through its affiliates, principals or advisors, during the term of the Equity Purchase Agreement.

We have not registered or qualified offers and sales of shares of common stock under the laws of any country, other than the United States. To comply with certain states’ securities laws, if applicable, the Selling Security Holders will offer and sell their shares of common stock in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Selling Security Holders may not offer or sell shares of common stock unless we have registered or qualified such shares for sale in such states or we have complied with an available exemption from registration or qualification.

All expenses of this Registration Statement, estimated to be approximately $17,500, including but not limited to legal, accounting, printing and mailing fees will, be paid by our company. However, any selling costs or brokerage commissions incurred by each Selling Security Holder relating to the sale of their shares will be paid by them. See “Use of Proceeds” on page 16.

Penny Stock Rules

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC which:

•	contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

•

contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to violations of such duties or other requirements of federal securities laws;

•	contains a brief, clear, narrative description of a dealer market, including “bid” and “ask” prices for penny stocks and the significance of the spread between the bid and ask prices;

•	contains the toll-free telephone number for inquiries on disciplinary actions;

•	defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and

•	contains such other information, and is in such form (including language, type size, and format) as the SEC shall require by rule or regulation.

Prior to effecting any transaction in a penny stock, a broker-dealer must also provide a customer with:

•	the bid and ask prices for the penny stock;

•	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock;

•	the amount and a description of any compensation that the broker-dealer and its associated salesperson will receive in connection with the transaction; and

•	a monthly account statement indicating the market value of each penny stock held in the customer’s account.

In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, (ii) a written agreement to transactions involving penny stocks, and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our securities, and therefore our stockholders may have difficulty selling their shares.

Blue Sky Restrictions on Resale

When a Selling Security Holder wants to sell shares of our common stock under this Prospectus in the United States, the Selling Security Holder will need to comply with state securities laws, also known as “blue sky laws”, with regard to secondary sales. All states offer a variety of exemptions from registration of secondary sales. Many states, for example, have an exemption for secondary trading of securities registered under section 12(g) of the Exchange Act or for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor’s. The broker for a selling security holder will be able to advise the stockholder as to which states have an exemption for secondary sales of our common stock.

Any person who purchases shares of our common stock from a Selling Security Holder pursuant to this Prospectus, and who subsequently wants to resell such shares will also have to comply with blue sky laws regarding secondary sales.

When this Registration Statement becomes effective, and a Selling Security Holder indicates in which state(s) he desires to sell his shares, we will be able to identify whether he will need to register or may rely on an exemption from registration.

Item 9 – Description of Securities to be Registered

Common Stock

We are authorized to issue up to 850,000,000 shares of common stock, par value of $0.001 per share. The holders of our common stock:

(i)	have equal ratable rights to dividends from funds legally available, therefore, when, as and if declared by our board of directors;
(ii)	are entitled to share in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
(iii)	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
(iv)

are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this Registration Statement, when issued, will be fully paid for and non-assessable.

Reference is made to our Articles of Incorporation, By-laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Preferred Stock

We are authorized to issue up to 25,000,000 shares of preferred stock, par value of $0.001 per share. While our Certificate of Incorporation authorizes the issuance of 25,000,000 shares of preferred stock, $0.001 par value per share, no preferred shares have been issued nor are contemplated to be issued in the near future. The Board of Directors is authorized to divide the authorized shares of preferred stock into one or more series, and to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights; meaning that the holders of 50.1% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Cash Dividends

As of the date of this Registration Statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Anti-takeover Effects of Our Articles of Incorporation and By-laws

Our amended and restated articles of incorporation and bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our company or changing its board of directors and management. According to our bylaws and articles of incorporation, neither the holders of our company’s common stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our company’s issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace our company’s board of directors or for a third party to obtain control of our company by replacing its board of directors.

Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder: for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; or after the expiration of the three-year period, unless:

•	the transaction is approved by the board of directors or a majority of the voting power held by disinterested stockholders, or

•

if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (c) 10% or more of the earning power or net income of the corporation.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS, which apply only to Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada, prohibit an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

Transfer Agent and Registrar

Our independent stock transfer agent is ClearTrust, LLC with offices at 16540 Pointe Village Dr., Suite 206, Lutz, Florida 33558 (telephone: (813) 235-4490 and facsimile: (813) 388-4549).

Item 10 – Interests of Named Experts and Counsel

No expert or counsel named in this Prospectus as having prepared or certified any part thereof or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of our common stock was employed on a contingency basis or had or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in us. Additionally, no such expert or counsel was connected with us as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

Experts

The audited financial statements of our company for the two most recent fiscal years ended April 30, 2014 and 2013 have been included in this Prospectus in reliance upon DKM Certified Public Accountants, an independent registered public accounting firm, as experts in accounting and auditing.

Legal Matters

The law firm of W.L. Macdonald Law Corporation has rendered a legal opinion regarding the validity of the shares of common stock offered by the Selling Security Holder. It is exhibit 5.1 to the registration statement of which this Registration Statement is a part.

Item 11 – Information with Respect to Our Company

DESCRIPTION OF BUSINESS

Forward-Looking Statements

This Prospectus contains forward-looking statements. To the extent that any statements made in this Registration Statement contain information that is not historical, these statements are essentially forward-looking. Forward-looking statements can be identified by the use of words such as “expects”, “plans”, “may”, “anticipates”, “believes”, “should”, “intends”, “estimates” and other words of similar meaning. These statements are subject to risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, our ability to raise additional capital to finance our activities; the effectiveness, profitability and marketability of our products; legal and regulatory risks associated with the financing; the future trading of our common stock; our ability to operate as a public company; our ability to protect our intellectual property; general economic and business conditions; the volatility of our operating results and financial condition; our ability to attract or retain qualified personnel; and other risks detailed from time to time in our filings with the SEC, or otherwise.

Information regarding market and industry statistics contained in this Registration Statement is included based on information available to us that we believe is accurate. It is generally based on industry and other publications that are not produced for the purposes of securities offerings or economic analysis. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications outlined above and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. We do not undertake any obligation to publicly update any forward-looking statements.

Corporate Background and Business Development

New Media Insight Group, Inc. was incorporated on March 29, 2010 in the State of Nevada, U.S.A. Our fiscal year end is April 30. Our administrative offices are located at 28202 N. 58th Street, Cave Creek, AZ 85331. The telephone number is (480) 275-2294.

Recent Developments

Amendment of Articles

On March 11, 2014, our company filed a certificate of change (the “Amendment”) to its Certificate of Incorporation with the Secretary of State of the State of Nevada in order to effectuate a one (1) for two (2) reverse split of our company’s shares of common stock, par value $0.001 per share (“Reverse Split”) and (ii)decrease the number of authorized shares of capital stock of our company to 850,000,000 shares of common stock, par value $0.001 per share. The certificate of change has an effective date of March 24, 2014

On February 24, 2014, holders of a majority of the voting power of the outstanding capital stock of our company authorized the Actions. As a result of the reverse stock split, every two shares of our company’s pre-reverse split common stock will be combined and reclassified into one share of our company’s common stock. No fractional shares of common stock will be issued as a result of the reverse stock split. Stockholders who otherwise would be entitled to a fractional share shall receive the next higher number of whole shares.

These amendments have been reviewed by FINRA and have been approved for filing with an effective date of April 7, 2014.

The reverse split became effective with the Over-the-Counter Bulletin Board at the opening of trading on April 7, 2014. Our trading symbol is “NMED”. Our new CUSIP number is 64704U 306.

Throughout the this Registration Statement, each instance that refers to a number of shares of our common stock, refers to the number of shares of common stock after giving effect to the Reverse Split, unless otherwise indicated.

Our company is continuing to pursue and expand upon the same business however is in the process of significantly enhancing its product and service offering and is developing new and proprietary technology in the area of mobile payments and online monetization. Our company is a development stage company and operates as an internet marketing business providing clients with the latest in new media and mobile / smart phone advertising solutions. We will specialize in developing mobile marketing, loyalty, and communication solutions. Our company’s mission is to help local merchants connect, communicate and transact with their customers in a more effective way.

Effective September 1, 2013, our company entered into an exclusive agency agreement with PayWith, pursuant to which our company will market a new the Platform in the Territories. Pursuant to the agreement, our company will generate revenue associated with every mCard transaction that takes place using the mCardNetwork. Under the agreement, our company had the following obligations to PayWith:

•	Achieve the following targets within the Territories:

Number of Signed
Target Date	Merchant Agreements
6 months after effective date	500
12 months after effective date	2,000
18 months after effective date	10,000

As of the date of this Registration Statement, these targets have not been met. These targets were not met due to the slow rate of mobile payment adoption in the United States. Pursuant to the agreement, PayWith may revoke the exclusivity of the rights to the Platform held by us in the Territories as these obligations were not met.

Our company has paid $150,000 to PayWith for the exclusive licensing rights mentioned above.

Executive Summary

We work with local merchants and small and medium sized businesses to help them improve their customer loyalty and attract new customers. Our unique mobile and social marketing solutions are designed to engage consumers in transacting using their mobile devices. Our company is virtual in nature, meaning that employees and contractors will primarily work from home, negating the need to retain formal office space. Our services are highly specialized and focus on mobile payments, mobile / smart phone marketing, mobile search engine optimization, as well as social media advertising through Twitter, Facebook, and LinkedIn. Professional web designers, optimization technicians, and Google AdWord specialists are retained on a contractual basis and as demand requires. We license various aspects of our technology and then customize the development of unique solutions via numerous development partners so as to ensure that we have our own intellectual property and proprietary solutions. Supporting functions such as creative and graphic design work are also included in our portfolio to better service clients.

Strategic Initiatives

Fully optimized New Media Insight Group (“NMIG”) website: We are in the late design process to launch our new and fully search engine optimization (“SEO”) friendly website. The site will be optimized to rank high on Google, Bing, and Yahoo organic searches in the Territories.

Direct Mail Campaign: We will use Direct Mail as a key driver for our geographic marketing and exposure campaigns. The purpose of these campaigns will be to target market merchants and small and medium sized businesses, whose businesses could benefit from our marketing services and communications technology.

Telemarketing: We are looking to engage an outside telemarketing agency to help with our lead generation and sales of our services to local merchants. This organization’s responsibilities will be to reach the manager, owner or decision maker at a merchant location and set up appointments for one of our reps to do a more in depth presentation of our services and local marketing platforms and solutions.

Mobile / Smart Phone Advertising: Our company is deeply involved in an effort to expand our services to include smart phone marketing. The exponential growth of smart phone use and its related marketing potential is unprecedented, and NMIG is now positioned to capitalize on this irresistible trend. We are looking to engage an outside agency to work with to create an exclusive “Mobile Application” which our merchants can use as a “Mobile Rewards and Marketing” application. We are currently in discussions with a number of strong mobile development companies and are in the final stages of selecting our partner for this initiative.

Competitive Business Conditions and Strategy; New Media’s Position in the Industry

Our company is a competitive company in the already existing realm of mobile marketing and mobile advertising. Our company’s main competitors are firms offering similar services and functions.

Our strategic approach is to offer specific “Pay Per Result” based services is one of the fastest growing advertising mediums in the world. The objective will be to market our mobile marketing and communications platform directly to local merchants who can use them to engage their existing customer base and attract new customers through the use of cutting edge mobile marketing and mobile communications tools. Our method will be to consult and educate our clients on what will work best for their specific needs. In some cases, we may provide educational seminars to groups of local merchants and educate the marketplace on new technologies, tools and solutions that are available to them through mobile marketing and social media communications.

Talent Sources and Names of Principal Suppliers

Our company will sell our services through our own website and attract the required talent through network connections and recruiting agencies.

Dependence on One or a Few Major Customers

Our company’s business plan targets small to mid-size companies that wish to improve their marketing and acquire new customers. Our company is dependent on finding clients that fit this profile to succeed.

Patents, Trademarks, Licenses, Agreements or Contracts

There are no aspects of our business plan which require a patent, trademark, or product license. We have not entered into any vendor agreements or contracts that give or could give rise to any obligations or concessions.

Governmental Controls, Approval and Licensing Requirements

We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, the Internet is increasingly popular. As a result, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic marketing may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. We will not provide personal information regarding our users to third parties. However, the adoption of such consumer protection laws could create uncertainty in web usage and reduce the demand for our products.

We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of such laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet market place. Such uncertainty could reduce demand for services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

In addition, because our services results in the distribution of advertisements over the Internet in multiple states and foreign countries, other jurisdictions may claim that we are required to qualify to do business in each such state or foreign country. We are qualified to do business only in Nevada. Our failure to qualify in a jurisdiction where it is required to do so could subject it to taxes and penalties. It could also hamper our ability to enforce contracts in such jurisdictions. The application of laws or regulations from jurisdictions whose laws currently apply to our business could have a material adverse affect on our business, results of operations and financial condition.

Research and Development Activities and Costs

We have not incurred any expenses and have spent no time on specialized research and development activities, and have no plans to undertake any research or development in the future.

Compliance with Environmental Laws

There are no special environmental laws for offering marketing and advertising services on the Internet.

Number of Employees

On April 1, 2013, we entered into an employment agreement with Michael Palethorpe, our sole director and officer, with an effective date of May 1, 2013. Pursuant to the terms of the employment agreement, Mr. Palethorpe will as president and chief executive officer of our company, until April 30, 2014 after which the base salary will be reviewed for May 1, 2014 and beyond in exchange for:

1.	$6,000 per month in cash; and
2.	$6,000 per month in our common stock. The deemed price of the stock will be the closing price of our common stock on the last trading day immediately prior to the month that the stock is due.

Mr. Palethorpe is also entitled to an annual stock option grant equal to 30% of his base salary to be granted at the beginning of the calendar year and vest equally over the year. The price of the options will be the fair market value of our company’s stock at the time the options are granted (at the beginning of the year), exercisable into a common share of our company at a price of $0.75 and will expire three years after the date of grant. Further, Mr. Palethorpe is received 2,000,000 stock options upon execution of the employment agreement. These options vest at the rate of 500,000 options every six months at an exercise price of $0.75 per share and expire three years after the date of issuance. On May 1, 2014, we entered into an amending agreement with Mr. Palethorpe whereby we agreed to renew his agreement and suspend the grant of $6,000 in our common stock as of May 1, 2013. In addition, the vesting of stock options equal to 30% of his cash base salary and the vesting of the remainder of Mr. Palethorpe’s 2,000,000 options have also been suspended as of April 30, 2014.

As at the date of this Registration Statement, an aggregate of 2,013,500 options have been granted and, of those options, 504,500 options have vested (but the vested options have not been converted to common stock).

We have no other employees, and do not foresee hiring any additional employees in the near future. We will continue to seek additional independent contractors through network connections and recruiting agencies.

PROPERTIES

Our company’s address is 28202 N. 58th Street, Cave Creek, AZ 85331 and the telephone number is (480) 275-2294. The executive office is the principle residence of our president, Michael Palethorpe, and our company pays, as per December 2014, a rent of $250 per month. We do not have any formal rental agreement and therefore, this arrangement can be broken by either party at any time, without any prescribed amount of notice. We have access to an office space of approximately 150 sq. ft. that includes computer equipment, fax machine and internet access. We have no intention of finding, in the near future, another office space to rent during the development stage of our company.

Our intellectual property includes an exclusive license to a product called mCards (mobile cards) (the “Platform”) in the Territories. The Platform is a mobile payments and rewards mobile application that allows merchants to accept payments by mobile phone and market to consumers through their phones.

Under the agreement, our company had the following obligations to PayWith:

•	Achieve the following targets within the territory:

Number of Signed
Target Date	Merchant Agreements
6 months after effective date	500
12 months after effective date	2,000
18 months after effective date	10,000

As of the date of this Registration Statement, these targets have not been met. These targets were not met due to the slow rate of mobile payment adoption in the United States. Pursuant to the agreement, PayWith may revoke the exclusivity of the rights to the Platform held by us in the Territories as these obligations were not met.

Our company does not currently have any investments or interests in any real estate, nor do we have investments or an interest in any real estate mortgages or securities of persons engaged in real estate activities.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our company.

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business.

MARKET INFORMATION

Our common stock is quoted on the OTCQB under the symbol “NMED”. The following quotations, obtained from Stockwatch, reflect the high and low bids for our common shares based on inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	OTC Bulletin Board(1)
Quarter Ended	High	Low
October 31, 2014	$1.09	$0.36
July 31, 2014	$1.77	$1.00
April 30, 2014	$2.50	$1.87
January 31, 2014	$2.60	$1.00
October 31, 2013	$2.70	$2.40
July 31, 2013	$1.60	$1.60
April 30, 2013	$10.00	$1.10
January 31, 2013	$1.10	$1.10
October 31, 2012(2)	$1.10	$1.10

(1)	Over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.
(2)	There were no trades during this period.

OTCQB securities are not listed and traded on the floor of an organized national or regional stock exchange. Instead, OTCQB securities transactions are conducted through a telephone and computer network connecting dealers. OTCQB issuers are traditionally smaller companies that do not meet the financial and other listing requirements of a national or regional stock exchange. We cannot assure you that there will be a market in the future for our common stock.

Our common shares are issued in registered form. ClearTrust, LLC, 16540 Pointe Village Dr., Suite 206, Lutz, Florida 33558 Telephone: (813) 235-4490; Facsimile: (813) 388-4549 is the registrar and transfer agent for our common shares.

As of February 4, 2015, we have 17 shareholders of record. This number does not include shares held by brokerage clearing houses, depositories or others in unregistered form.

Dividend Policy

We have not paid any cash dividends on our common stock and have no present intention of paying any dividends on the shares of our common stock. Our current policy is to retain earnings, if any, for use in our operations and in the development of our business. Our future dividend policy will be determined from time to time by our board of directors.

Equity Compensation Plan Information

We do not have in effect any compensation plans under which our equity securities are authorized for issuance. As at the date of this Registration Statement, an aggregate of 2,013,500 options have been granted and, of those options, 504,500 options have vested (but the vested options have not been converted to common stock).

Registration Rights

We are paying the expenses of the offering because we seek to finance our business operations. On December 10, 2014, we entered into the Equity Purchase Agreement with Premier Venture. Pursuant to the terms of the Equity Purchase Agreement, Premier Venture committed to purchase up to $2,000,000 of our common stock during the Open Period. From time to time during the Open Period, we may deliver a drawdown notice to Premier Venture which states the dollar amount that we intend to sell to Premier Venture on a date specified in the Put Notice. The maximum investment amount per notice shall not exceed the lesser of (i) 200% of the average daily trading volume of our common stock on the five trading days prior to the day the Put Notice is received by Premier Venture and (ii) 110% of any previous put amount during the maximum thirty-six (36) month period (however the amount for the preceding Section 2.2(ii) shall never be less than 70,000 shares). The total purchase price to be paid, in connection to the Put Notice, by Premier Venture shall be calculated at a thirty percent (30%) discount to the lowest individual daily VWAP of during the five (5) consecutive trading days immediately after the applicable date of the Put Notice, notwithstanding certain provisions pursuant to the Equity Purchase Agreement, less six hundred dollars ($600). We have more shares reserved than are covered in this Registration Statement. In consideration for the execution and delivery of the Equity Purchase Agreement by Premier Venture, we issued Premier Venture the Initial Commitment Shares.

In connection with the Equity Purchase Agreement, we also entered into the Registration Rights Agreement with Premier Venture, pursuant to which we are obligated to file this Registration Statement with the SEC. We are obligated to use all commercially reasonable efforts to maintain an effective registration statement until termination of the Equity Purchase Agreement.

In the near future, in order for us to continue with our business plan, we may need to raise additional capital.

FINANCIAL STATEMENTS

This Prospectus includes the following financial statements:

•	Unaudited interim financial statements for the three and six month periods ended October 31, 2014 and 2013; and
•	Audited financial statements of our company for fiscal years ended April 30, 2014 and 2013.

Our financial statements are prepared in accordance with United States generally accepted accounting principles and are stated in United States Dollars (US$). The financial statements appear beginning on page F-1.

INDEX TO INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD ENDED OCTOBER 31, 2014

(UNAUDITED)

New Media Insight Group, Inc.
Balance Sheets

	As at	As at
	October 31,	April 30,
	2014	2014
	(Unaudited)
ASSETS
Current Assets
Cash	$51,734	$210,099

Total Current Assets	51,734	210,099
Intangible Asset, net	33,334	83,334
Property and Equipment, net	1,502	1,767

TOTAL ASSETS	$86,570	$295,200

LIABILITIES AND STOCKHOLDERS’ EQUTIY (DEFICIT)

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$7,343	$12,372
Due to related party	600	4,921
Total Current Liabilities	7,943	17,293

TOTAL LIABILITIES	7,943	17,293

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, par value $0.001, 25,000,000 shares authorized, none issued and outstanding	-	-
Common Stock, par value $0.001, 850,000,000 shares authorized, 29,768,750 shares issued and outstanding	29,769	29,769
Additional paid-in capital	1,159,609	1,159,609
Accumulated deficit	(1,110,751)	(911,471)
Total Stockholders’ Equity (Deficit)	78,627	277,907

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$86,570	$295,200

The accompanying notes are an integral part of these financial statements.

New Media Insight Group, Inc.
Interim Statements of Operations
(Unaudited)

	Three Months ended October 31,		Six Months ended October 31,

	2014	2013	2014	2013

REVENUES:	-	-	-	241

OPERATING EXPENSES:

Selling and advertising	19,687	720	47,983	720
General and
administrative	1,769	1,652	5,351	3,822
Officer Salary including
payroll taxes	19,377	19,517	38,754	39,111
Stock Compensation	-	-	-	-
Depreciation and
Amortization	25,133	16,744	50,265	16,822
Travel Cost	2,706	-	6,172	-
Professional fees	36,189	11,991	50,755	25,930
Total Operating Expenses	104,861	50,624	199,280	86,405

Other income and expense	-	-	-	-

NET INCOME (LOSS)	$(104,861)	$(50,624)	(199,280)	(86,164)

Basic and Diluted Loss per Common Share	$(0.00)	$(0.00)	(0.01)	(0.00)

Number of Common Weighted Shares Outstanding	29,768,750	29,768,750	29,768,750	29,723,913

The accompanying notes are an integral part of these financial statements.

New Media Insight Group, Inc.
Interim Statements of Changes in Stockholders’ Equity (Deficit)
For the Period from April 30, 2013 to October 31, 2014

			Additional		Total
	Common Shares		Paid-In		Stockholders’
	Shares	Amount	Capital	Deficit	Equity

Balance – April 30, 2013	29,218,750	$29,219	$47,670	$(104,734)	$(27,845)

Common shares issued for cash at $1.00 per share	550,000	550	549,450	-	550,000

Stock options issued to CEO			562,489		562,489

Loss for the period				(806,737)	(806,737)

Balance – April 30, 2014	29,768,750	$29,769	$1,159,609	$(911,471)	$277,907

Loss for the period				(199,280)	(199,280)

Balance – October 31, 2014	29,768,750	$29,769	$1,159,609	$(1,110,751)	78,627

The accompanying notes are an integral part of these financial statements.

New Media Insight Group, Inc.
Interim Statements of Cash Flows

(Unaudited)	Six Months Ended October 31,
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(199,280)	$(86,164)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and Amortization	50,265	16,822
Expenses paid by shareholder	-	-
Stock Compensation	-	-
Changes in operating assets and Liabilities:
Decrease in accounts receivable	-	(1,530)
Increase (decrease) in accounts payable and
accrued liabilities	(5,029)	(21,851)
Net cash used in operating activities	(154,044)	(92,723)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangible Asset	-	(150,000)
Purchase of property or Equipment	-	(2,079)
Net cash provided by (used in) investing activities	-	(152,079)

CASH FLOWS FROM FINANCING ACTIVITIES
Advance from (payments to) related party	(4,321)	(50)
Issuance of common stock for cash	-	550,000
Net cash provided by (used in) financing activities	(4,321)	549,950

Net increase (decrease) in cash and cash equivalents	(158,365)	305,148

Cash and cash equivalents - beginning of period	210,099	27

Cash and cash equivalents - end of period	$51,734	$305,175

Supplemental Cash Flow Disclosure:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

New Media Insight Group, Inc.
Notes to Interim Financial Statements
October 31, 2014
(Unaudited)

NOTE 1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

New Media Insight Group, Inc. (the “Company”) was incorporated on March 29, 2010 in the State of Nevada, U.S.A. Our fiscal year end is April 30. Our administrative offices are located in Cave Creek, AZ.

The Company is a development stage company and operates as an internet marketing business providing clients with new media and mobile / smart phone advertising solutions. The Company is continuing to pursue and expand upon the same business, however, it is in the process of significantly enhancing its product and service offering and is developing new and proprietary technology in the area of mobile payments and online monetization. The Company will specialize in developing mobile marketing, loyalty, and communication solutions. The Company’s mission is to help local merchants connect, communicate and transact with their customers in a more effective way.

The Company has devoted substantially all of its efforts to raising capital, planning and implementing the principal operations. The Company may continue to incur significant operating losses and to generate negative cash flow from operating activities. The Company's ability to eliminate operating losses and to generate positive cash flow from operations in the future will depend upon a variety of factors, many of which it is unable to control.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Statements

The interim financial information referred to above has been prepared and presented in conformity with accounting principles generally accepted in the United States applicable to interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. The interim financial information has been prepared on a basis consistent with prior interim periods and years and includes all disclosures that are necessary and required by applicable laws and regulations.

The unaudited financial statement and notes are presented in accordance with accounting principles generally accepted in the United States of America (GAAP). These interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s periodic filings with the Securities and Exchange Commission include, where applicable, disclosures of estimates, assumptions, uncertainties and markets that could affect the financial statements and future operations of the Company.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $51,734 and $210,099 in cash and cash equivalents at October 31, 2014 and April 30, 2014, respectively.

Start-Up Costs

In accordance with ASC 720, “Start-up Costs”, the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Net Income or (Loss) Per Share of Common Stock

The Company has adopted ASC 260, “Earnings per Share,” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share:

	Six Months Ended October 31,

	2014	2013

Net Income (loss) applicable to Common Shares	$(199,280)	$(86,164)

Weighted average common shares
Outstanding (Basic)	29,768,750	29,723,913
Options	-	-
Warrants	-	-
Weighted average common shares
Outstanding (Diluted)	29,768,750	29,723,913

Net loss per share (Basic and Diluted)	$(0.01)	$(0.00)

Basic income (loss) per share is calculated by dividing the Company’s net income (loss) applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. Under the treasury stock method, the exercise price of an award, if any, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the estimated tax benefits that would be recorded in paid-in capital, if any, when an award is settled are assumed to be used to repurchase shares in the current period.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and related party payables it will likely incur in the near future. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Accounts Receivable

Accounts receivable consist of charges for service provided to customers. An allowance for doubtful accounts is considered to be established for any amounts that may not be recoverable, which is based on an analysis of the Company’s customer credit worthiness, and current economic trends. Based on management’s review of accounts receivable, no allowance for doubtful accounts was considered necessary. Receivables are determined to be past due, based on payment terms of original invoices. The Company does not typically charge interest on past due receivables.

Sales and Advertising

The costs of sales and advertising are expensed as incurred. Sales and advertising expense was $47,983 and $720 for the six months ended October 31, 2014 and 2013, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of services in accordance with ASC 605, “Revenue Recognition.” Revenue consists of internet marketing services; focusing on website design, search engine optimization, and viral social media marketing. Sales income is recognized only when all of the following criteria have been met:

i)	Persuasive evidence for an agreement exists;

ii)	Service has been provided;

iii)	The fee is fixed or determinable; and

iv)	Revenue is reasonably assured.

Recent Accounting Pronouncements

The ASU pronouncement 2014-10 (Development Stage) which eliminates certain financial reporting requirements has been adopted. Management has considered all recent accounting pronouncements issued since the last audit of our consolidated financial statements. The Company’s management believes that these recent pronouncements will not have a material effect on the Company’s consolidated financial statements.

NOTE 3.	CAPITAL STOCK

Authorized Stock

The Company has authorized 850,000,000 common shares and 25,000,000 preferred shares, both with a par value of $0.001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

Share Issuance

On March 11, 2014, the Company filed a certificate of amendment (the “Amendment”) to its Certificate of Incorporation with the Secretary of State of the State of Nevada in order to (i) effectuate a two (2) for one (1) reverse split of the Company’s shares of common stock, par value $0.001 per share (“Reverse Split”) and (ii) decrease the number of authorized shares of capital stock of the Company to 850,000,000 shares of common stock, par value $0.001 per share. The certificate of Change has an effective date of March 24, 2014.

On February 24, 2014, holders of a majority of the voting power of the outstanding capital stock of the Company authorized the Actions. As a result of the reverse stock split, every two shares of the Company’s pre-reverse split common stock will be combined and reclassified into one share of the Company’s common stock. No fractional shares of common stock will be issued as a result of the reverse stock split. Stockholders who otherwise would be entitled to a fractional share shall receive the next higher number of whole shares.

These amendments have been reviewed by the Financial Industry Regulatory Authority (“FINRA”) and have been approved for filing with an effective date of April 7, 2014.

The reverse split became effective with the Over-the-Counter Bulletin Board at the opening of trading on April 7, 2014. Our trading symbol is "NMED". Our new CUSIP number is 64704U 306.

Since inception (March 29, 2010), the Company has issued 17,000,000 common shares at $0.0006 per share for $10,000 in cash, and 12,218,750 common shares at $0.005 per share for $57,500 in cash. Effective May 16, 2013, we entered into a private placement agreement with one person for the issuance of 550,000 common shares at a purchase price of $1.00 per share, for $550,000 in cash, for total proceeds of $617,500. The total value of common stock is $29,769 and Capital in excess of par value is $597,121.

There were 29,768,750 and 29,218,750 common shares issued and outstanding at October 31, 2014 and 2013 respectively. There are no preferred shares outstanding.

On August 8, 2014, and on September 8, 2014 Michael Palethorpe, our sole director and officer, has acquired from two previous stockholders 8,500,000 restricted shares each, for a total of 17,000,000 restricted shares, which gives him a 57.11% ownership of the total outstanding shares.

The holding of restricted shares is as follows:

Total of Restricted Shares:	17,550,000
Total of Non-Restricted Shares:	12,218,750
Total of Outstanding Shares:	29,768,750

NOTE 4.	EMPLOYMENT AGREEMENT

The stock options and stock compensation under the employment agreement, effective May 1, 2013, with Michael Palethorpe, our sole director and officer, have been suspended as of May 1, 2014.

The Board of Directors has approved the suspension of the stock options and stock compensation, until a new employment agreement has been agreed upon or after the securing of a financing deal. Pursuant to the terms of the employment agreement, Mr. Palethorpe was granted 2,000,000 stock options that were to vest at a rate of 500,000 options every 6 months. Each option had an exercise price of $0.75 and would have expired after three years. These provisions have been suspended. The vesting provisions have also been suspended, resulting in the associated expense to be delayed until a new employment agreement has been has been agreed upon.

In addition, the annual stock option grant equal to 30% of his base salary has also been suspended.

Of the 2,013,500 options granted on April 30, 2014, 504,500 stock options have been vested. Until a new employment agreement has been agreed upon no further options are to be granted and the vesting of the issued options haves been suspended.

The new agreement may have different terms related to the granting, vesting, exercise price, and contractual life of the above and future stock options.

NOTE 5.	PROPERTY AND EQUIPMENT

The following table summarizes the Property and Equipment as follows

	October 31, 2014	April 30, 2014
Property and Equipment	2,079	2,079
Acc. Depreciation	577	312
	1,502	1,767

In the three months ending October 31, 2014, the depreciation is $133, compared to $78 in 2013.

In the six months ending October 31, 2014, the depreciation is $265, compared to $156 in 2013.

NOTE 6.	INTANGIBLE ASSET

The following table summarizes the Intangible Asset as follows

	October 31, 2014	April 30, 2014
Intangible Asset	150,000	150,000
Acc. Amortization	116,666	66,666
	33,334	83,334

In the three months ending October 31, 2014, the amortization is $25,000, compared to 16,666 in 2013.

In the six months ending October 31, 2014, the amortization is $50,000, compared to $16,666 in 2013.

NOTE 7.	OPTIONS

The options have been granted in conjunction with an employment agreement. The year ended April 30, 2014 issued 2,013,500 options. At October 31, 2014 no options have expired. The options had $0.05 intrinsic value at October 31, 2014.

As of May 1, 2014, no new stock options have been granted as the Company amended the agreement with the party to suspend the certain parts of the agreement, until a new employment agreement has been agreed upon after the securing of a financing deal. The vesting provisions have also been suspended, resulting in the associated expense to be delayed until a new employment agreement has been has been agreed upon. In addition, the annual stock option grant equal to 30% of his base salary has also been suspended.

Of the 2,013,500 options granted on April 30, 2014, 504,500 stock options have been vested. Until a new employment agreement has been agreed upon no further options are to be granted and the vesting of the issued options haves been suspended.

The new agreement may have different terms related to the granting, vesting, exercise price, and contractual life of the above and future stock options.

The following table summarizes the options at October 31, 2014.

		Weighted
	Number	Average	Weighted		Weighted
	of Stock	Remaining	Average	Actual	Average
Exercise	Options	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life (Years)	Price	Exercisable	Price
$0.75	2,013,500	2.63	$0.75	504,500	$0.75
	2,013,500	2.63	$0.75	504,500	$0.75

Transactions involving the Company’s option issuance are summarized as follows:

		Weighted
	Number of	Average Price
	Stock Options	Per Share
Outstanding at April 30, 2014	2,013,500	$0.75
Granted	-	-
Exercised	-	-
Cancel or expired	-	-
Outstanding at October 31, 2014	2,013,500	$0.75
Suspended options yet to be vested	1,509,000
Suspended options vested at October 31, 2014	504,500

NOTE 8.	WARRANTS

The warrants were issued in conjunction with certain common stock offerings and no warrant expense was recognized during the three months ended October 31, 2014. For the year ended April 30, 2014, the Company issued 1,100,000 warrants. The warrants expire in two years. As at October 31, 2014 no warrants had expired. The warrants had $0.20 intrinsic value at October 31, 2014.

The following table summarizes the stock purchase warrants at October 31, 2014.

		Weighted
		Average	Weighted		Weighted
	Number	Remaining	Average	Actual	Average
Exercise	of Warrants	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life (Years)	Price	Exercisable	Price
$1.00	1,1,00,000	1.50	$1.00	1,100,000	$1.00
	1,100,000	1.50	$1.00	1,100,000	$1.00

Transactions involving the Company’s warrants issuance are summarized as follows:

Weighted
	Number of	Average Price
	Warrants	Per Share
Outstanding at April 30, 2014	1,100,000	$1.00
Granted	-	-
Exercised	-	-
Cancel or expired	-	-
Outstanding at October 31, 2014	1,100,000	$1.00

All warrants will expire by May 16, 2015.

NOTE 9.	PROVISION FOR INCOME TAXES

The Company recognizes the tax effects of transactions in the year in which such transactions enter into the determination of net income, regardless of when reported for tax purposes. Deferred taxes are provided in the financial statements under ASC 740-10-25 to give effect to the resulting temporary differences which may arise from differences in the bases of fixed assets, depreciation methods, allowances, and start-up costs based on the income taxes expected to be payable in future years.

Minimal deferred tax assets arising as a result of net operation loss carry-forwards have been offset completely by a valuation allowance due to the uncertainty of their utilization in future periods.

The Company follows the provisions of uncertain tax positions as addressed in ASC 740-10-65-1. The Company recognized approximately no increase in the liability for unrecognized tax benefits.

The Company has no tax position at October 31, 2014 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at October 31, 2014. The open tax years with the Internal Revenue Service are April 30, 2010 through 2014.

NOTE 10.	DUE TO RELATED PARTY

During the period ended October 31, 2014, a director and officer provided a non-interest bearing demand loan with a balance of $600.

NOTE 11.	GOING CONCERN AND LIQUIDITY CONSIDERATIONS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. As at October 31, 2014, the Company had a loss from operations, for the period ended, of $199,280 an accumulated deficit of $1,110,751, and working capital of $43,791 and has earned $38,690 in revenues since inception. The Company has not yet established an ongoing source of revenues to cover its growth and operating costs.

The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its common stock or debt financing in order to operate and grow the business. There can be no assurance that the Company will be successful in raising such capital. The key factors that are not within the Company's control and that may have a direct bearing on operating results include, but are not limited to, acceptance of the Company's business plan, the ability to raise capital in the future, the ability to expand its customer base, and the ability to hire key employees to provide services. There may be other risks and circumstances that management may be unable to predict.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

NOTE 12.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued. No subsequent events exist.

NEW MEDIA INSIGHT GROUP, INC.

INDEX TO AUDITED FINANCIAL STATEMENTS

FOR THE PERIOD FROM MARCH 29, 2010 (INCEPTION) TO APRIL 30, 2014

2451 N. McMullen Booth Road
Suite.308
Clearwater, FL 33759

Toll fee: 855.334.0934

Fax: 800.581.1908

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
New Media Insight Group

We have audited the accompanying balance sheet of New Media Insight Group (a development stage company) as of April 30, 2014 and 2013, and the related statement of operations, stockholders’ deficiency, and cash flows from Inception (March 29, 2010) through April 30, 2014 and the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Media Insight Group as from Inception (March 29, 2010) through April 30, 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has significant net losses and cash flow deficiencies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding those matters are described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DKM Certified Public Accountants

DKM Certified Public Accountants
Clearwater, Florida
July 18, 2014

PCAOB Registered
AICPA Member

New Media Insight Group, Inc.
(A Development Stage Company)
Balance Sheets
As at April 30, 2014 and 2013

	2014	2013

ASSETS
Current Assets
Cash	$210,099	$27

Total Current Assets	210,099	27
Intangible asset, net	83,334	0
Property and Equipment, net	1,767	0
TOTAL ASSETS	$295,200	$27

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$12,372	$27,222
Due to related party (note 9)	4,921	650
Total Current Liabilities	17,293	27,872

TOTAL LIABILITIES	17,293	27,872

STOCKHOLDERS’ EQUITY (note 3)
Preferred stock, par value $0.001, 25,000,000 shares authorized, none issued and outstanding	-	-
Common Stock, par value $0.001, 850,000,000 shares authorized, 29,768,750 and 29,218,750 shares issued and outstanding for April 30, 2014 and 2013	29,769	29,219
Additional paid-in capital	1,159,609	47,670
Accumulated deficit	(911,471)	(104,734)
Total Stockholders’ Equity	277,907	(27,845)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$295,200	$27

The accompanying notes are an integral part of these financial statements.

New Media Insight Group, Inc.
(A Development Stage Company)
Statements of Operations

			Cumulative
			From Inception
			(March 29, 2010) to
	Year Ended April 30,		April 30,
	2014	2013	2014

REVENUES:	$241	$0	$38,690

OPERATING EXPENSES:
Selling and Advertising	38,936	0	68,036
Depreciation and Amortization	66,978	0	66,978
Officer Salary including payroll taxes	78,529	0	78,529
Stock Compensation	562,489	0	562.489
General and administrative	12,023	13,423	36,199
Professional fees	48,023	28,304	137,930

Total Operating Expenses	806,978	41,727	950,161

NET LOSS	$(806,737)	$(41,727)	$(911,471)

Basic and Diluted Loss per Common Share	$(0.027)	$(0.001)

Weighted Average Number of Common Shares Outstanding	29,746,147	29,218,750

The accompanying notes are an integral part of these financial statements.

New Media Insight Group, Inc.
(A Development Stage Company)
Statements of Changes in Stockholders’ Equity
For the Period Beginning March 29, 2010 (Inception) to April 30, 2014

			Additional		Total
	Common Shares		Paid-In		Stockholders’
	Shares	Amount	Capital	Deficit	Equity

Balance- March 29, 2010 (Inception)	-	$-	$-	$-	$-
Common shares issued for cash at $0.0006 per share	8,500,000	8,500	(3,500)		5,000
Loss for the period	-	-	-	(1,844)	(1,844)
Balance – April 30, 2010	8,500,000	8,500	(3,500)	(1,844)	3,156

	8,500,000		(3,500)	-	5,000
Common shares issued for cash at $0.0006 per share		8,500

Common shares issued for cash at $0.005 per share	12,218,750	12,219	45,281	-	57,500
Loss for the year				(24,374)	(24,374)
Balance – April 30, 2011	29,218,750	29,219	38,281	(26,218)	41,282
Loss for the year				(36,789)	(36,789)
Balance – April 30, 2012	29,218,750	29,219	38,281	(63,007)	4,493
Capital Contr. by S/H			9,389		9,389
Loss for the year				(41,727)	(41,727)
Balance – April 30, 2013	29,218,750	29,219	47,670	(104,734)	(27,845)

Common shares issued for cash at $1.00 per share	550,000	550	549,450	-	550,000
Stock options issued to CEO			562,489		562,489
Loss for the period				(806,737)	(806,737)
Balance – April 30, 2014	29,768,750 $	29,769	$1,159,609	$(911,471)	$277,907

The accompanying notes are an integral part of these financial statements.

New Media Insight Group, Inc.
(A Development Stage Company)
Statements of Cash Flows

			Cumulative
			from Inception
			(March 29,
			2010) to April
	Year Ended April 30,		30, 2014
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period
Adjustments to reconcile net loss to net cash used in operations:	$(806,737)	$(41,727)	(911,471)
Depreciation and Amortization:	$66,978		66,978
Expenses paid by shareholder	-	9,389	9,389
Stock Compensation	562,489		562,489
Changes in operating assets and Liabilities:
Decrease (increase) in accounts receivable	-	5,175	-
Increase (decrease) in accounts payable and accrued liabilities	(14,850)	23,247	12,372
Net cash used in operating activities	(192,120)	(3,916)	(260,243)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of intangible Asset	(150,000)	-	(150,000)
Purchase of Property and Equipment	(2,079)	-	(2,079)
Net cash provided by (used in) investing activities	(152,079)	-	(152,079)

CASH FLOWS FROM FINANCING ACTIVITIES

Advance from (payments to) related party	4,271	650	4,921
Issuance of common stock for cash	550,000	-	617,500
Net cash provided by (used in) financing activities	554,271	650	622,421

Net increase (decrease) in cash and cash equivalents	210,072	(3,266)	210,099

Cash and cash equivalents - beginning of period	27	3,293	-

Cash and cash equivalents - end of period	$210,099	$27	210 ,099

Supplemental Cash Flow Disclosure:
Cash paid for interest	$-	$-	-
Cash paid for income taxes	$-	$-	-

The accompanying notes are an integral part of these financials.

New Media Insight Group, Inc.
(A Development Stage Company)
Notes to Financial Statements
April 30, 2014 and 2013

NOTE 1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

New Media Insight Group, Inc. (the “Company”) was incorporated on March 29, 2010 in the State of Nevada, U.S.A. Our fiscal year end is April 30. Our administrative offices are located in Cave Creek, AZ.

The Company is a development stage company and operates as an internet marketing business providing clients with the latest in new media and mobile / smart phone advertising solutions. The Company is continuing to pursue and expand upon the same business; however, it is in the process of significantly enhancing its product and service offering and is developing new and proprietary technology in the area of mobile payments and online monetization. The Company will specialize in developing mobile marketing, loyalty, and communication solutions. The Company’s mission is to help local merchants connect, communicate and transact with their customers in a more effective way.

The Company has devoted substantially all of its efforts to raising capital, planning and implementing the principal operations. The Company may continue to incur significant operating losses and to generate negative cash flow from operating activities. The Company's ability to eliminate operating losses and to generate positive cash flow from operations in the future will depend upon a variety of factors, many of which it is unable to control.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s periodic filings with the Securities and Exchange Commission include, where applicable, disclosures of estimates, assumptions, uncertainties and markets that could affect the financial statements and future operations of the Company.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $210,099 and $27 in cash and cash equivalents at April 30, 2014 and 2013, respectively.

Net Income or (Loss) Per Share of Common Stock

The Company has adopted ASC 260, “Earnings per Share,” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended April 30,
	2014	2013

Net loss applicable to Common Shares	$(806,737)	$(41,727)

Weighted average common shares outstanding (Basic)	29,746,147	29,218,750
Options	-	-
Warrants	-	-
Weighted average common shares outstanding (Diluted)	29,746,147	29,218,750

Net loss per share (Basic and Diluted)	$(0.027)	$(0.001)

Basic income (loss) per share is calculated by dividing the Company’s net income (loss) applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. Under the treasury stock method, the exercise price of an award, if any, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the estimated tax benefits that would be recorded in paid-in capital, if any, when an award is settled are assumed to be used to repurchase shares in the current period.

Due to the net loss, the options and warrants are not used in the calculation of earnings per share because the options and warrants are considered to be antidilutive.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and related party payables it will likely incur in the near future. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Accounts Receivable

Accounts receivable consist of charges for service provided to customers. An allowance for doubtful accounts is considered to be established for any amounts that may not be recoverable, which is based on an analysis of the Company’s customer credit worthiness, and current economic trends. Based on management’s review of accounts receivable, no allowance for doubtful accounts was considered necessary. Receivables are determined to be past due, based on payment terms of original invoices. The Company does not typically charge interest on past due receivables.

Sales and Advertising

The costs of sales and advertising are expensed as incurred. Sales and advertising expense was $38,936 and $0 for the year ended April 30, 2014 and 2013, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of services in accordance with ASC 605, “Revenue Recognition.” Revenue consists of mobile and social marketing related services; focusing on new customer acquisition, customer loyalty and viral social media marketing. Sales income is recognized only when all of the following criteria have been met:

i)	Persuasive evidence for an agreement exists;

ii)	Results have been delivered and tracked through our system;

iii)	The fee is fixed or determinable; and

iv)	Revenue is reasonably assured.

Recent Accounting Pronouncements

Management has considered all recent accounting pronouncements issued since the last audit of our consolidated financial statements. The Company’s management believes that these recent pronouncements will not have a material effect on the Company’s consolidated financial statements.

Stock-based Compensation

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards on the date of grant, using assumptions for volatility, expected term, risk-free interest rate and dividend yield. We have used one grouping for the assumptions as our option grants were primarily basic with similar characteristics. The expected term of options granted has been derived based upon our history of actual exercise behavior and represents the period of time that options granted were expected to be outstanding. Historical data was also used to estimate option exercises and employee terminations. Estimated volatility was based upon our historical market price at consistent points in a period equal to the expected life of the options. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant and the dividend yield was based on the historical dividend yield. Compensation expense for stock based compensation is recognized over the vesting period.

NOTE 3.	CAPITAL STOCK

Authorized Stock

The Company has authorized 850,000,000 common shares and 25,000,000 preferred shares, both with a par value of $0.001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

Share Issuance

On March 11, 2014, the Company filed a certificate of amendment (the “Amendment”) to its Certificate of Incorporation with the Secretary of State of the State of Nevada in order to (i) effectuate a two (2) for one (1) reverse split of the Company’s shares of common stock, par value $0.001 per share (“Reverse Split”) and (ii) decrease the number of authorized shares of capital stock of the Company to 850,000,000 shares of common stock, par value $0.001 per share. The certificate of Change has an effective date of March 24, 2014

On February 24, 2014, holders of a majority of the voting power of the outstanding capital stock of the Company authorized the Actions. As a result of the reverse stock split, every two shares of the Company’s pre-reverse split common stock will be combined and reclassified into one share of the Company’s common stock. No fractional shares of common stock will be issued as a result of the reverse stock split. Stockholders who otherwise would be entitled to a fractional share shall receive the next higher number of whole shares.

These amendments have been reviewed by the Financial Industry Regulatory Authority (“FINRA”) and have been approved for filing with an effective date of April 7, 2014.

The reverse split became effective with the Over-the-Counter Bulletin Board at the opening of trading on April 7, 2014. Our trading symbol is "NMED". Our new CUSIP number is 64704U 306.

Since inception (March 29, 2010), the Company has issued 17,000,000 common shares at $0.0006 per share for $10,000 in cash, and 12,218,750 common shares at $0.005 per share for $57,500 in cash. Effective May 16, 2013, we entered into a private placement agreement with one person for the issuance of 550,000 common shares at a purchase price of $1.00 per share, for $550,000 in cash, for total proceeds of $617,500. The total value of common stock is $29,769 and Capital in excess of par value is $597,121.

There were 29,768,750 and 29,218,750 common shares issued and outstanding at April 31, 2014 and 2013 respectively.

There are no preferred shares outstanding.

NOTE 4.	EMPLOYMENT AGREEMENT

Currently, we have an employment agreement, effective May 1, 2013, with Michael Palethorpe, our sole director and officer. Pursuant to the terms of the employment agreement, Mr. Palethorpe was granted 2,000,000 stock options, which vest at a rate of 500,000 every 6 months. Each option has an exercise price of $0.75 and will expire after three years.

Pursuant to the terms of the Employment Agreement, Michael Palethorpe is entitled to an annual stock option grant equal to 30% of his base salary to be granted at the beginning of the calendar year. The value of the Annual Options is $21,600. Currently 13,500 options have been granted.

NOTE 5.	PROPERTY AND EQUIPMENT

The following table summarizes the property and Equipment at April 30, 2014.

	April 30

	2014	2013
Property and
Equipment	2,079	0
Acc. Depreciation	312	0
	1,767	0

In the year ending April 30, 2014, the depreciation is $312, compared to nil in 2013

NOTE 6.	INTANGIBLE ASSET

The following table summarizes the Intangible Asset at April 30, 2014.

	April 30

	2014	2013
Intangible Asset	150,000	0
Acc. Amortization	66,666	0
	83,334	0

In the year ending April 30, 2014, the amortization is $66,666, compared to nil in 2013.

NOTE 7.	OPTIONS

The options have been granted in conjunction with an employment agreement. The year ended April 30, 2014 issued 2,013,500 options. At April 30, 2014 no options had expired. The options had $0.05 intrinsic value at April 30, 2014.

The following table summarizes the options at April 30, 2014.

		Weighted
	Number	Average	Weighted		Weighted
	of Stock	Remaining	Average	Actual	Average
Exercise	Options	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life (Years)	Price	Exercisable	Price
$0.75	2,013,500	3.13	$0.75	504,500	$0.75
	2,013,500	3.13	$0.75	504,500	$0.75

Transactions involving the Company’s option issuance are summarized as follows:

		Weighted
	Number of	Average Price
	Stock Options	Per Share
Outstanding at April 30, 2013	-	-
Granted	2,013,500	$0.75
Exercised	-	-
Cancel or expired	-	-
Outstanding at April 30, 2014	2,013,500	$0.75
Option yet to be vested	1,509,000
	504,500

Due to these options, the company recognized and expensed stock compensation of $562,489 and increased paid in capital by $562,489

NOTE 8.	WARRANTS

The warrants were issued in conjunction with certain common stock offerings and no warrant expense was during the nine months ended April 30, 2014. For the year ended April 30, 2014 issued 1,100,000 warrants. Warrants expire in two years. As April 30, 2014 no warrants had expired. The warrants had $0.20 intrinsic value at April 30, 2014.

The following table summarizes the stock purchase warrants at April 30, 2014.

		Weighted
		Average	Weighted		Weighted
	Number	Remaining	Average	Actual	Average
Exercise	of Warrants	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life (Years)	Price	Exercisable	Price
$1.00	1,1,00,000	1.50	$1.00	1,100,000	$1.00
	1,100,000	1.50	$1.00	1,100,000	$1.00

Transactions involving the Company’s warrants issuance are summarized as follows:

Weighted
	Number of	Average Price
	Warrants	Per Share
Outstanding at April 30, 2013	-	-
Granted	1,100,000	$1.00
Exercised	-	-
Cancel or expired	-	-
Outstanding at April 30, 2014	1,100,000	$1.00

All warrants will expire by May 16, 2014.

NOTE 9.	INCOME TAXES

The Company recognizes the tax effects of transactions in the year in which such transactions enter into the determination of net income, regardless of when reported for tax purposes. Deferred taxes are provided in the financial statements to give effect to the resulting temporary differences which may arise from differences in the bases of fixed assets, depreciation methods, allowances, and startup costs based on the income taxes expected to be payable in future years.

Minimal deferred tax assets arising as a result of net operation loss carry forwards have been offset completely by a valuation allowance due to the uncertainty of their utilization in future periods. Operating loss carry forwards generated during the period from March 29, 2010 (date of inception) through April 30, 2014 of $911,471 will begin to expire in 2031. Accordingly, deferred tax liability of approximately $319,000 (assuming an effective maximum statutory rate of 35%) were offset by the valuation allowance that increased by approximately $282,300 and $14,600 for the year ended April 30, 2014 and 2013, respectively.

The Company follows the provisions of uncertain tax positions. The Company recognized approximately no increase in the liability for unrecognized tax benefits.

The Company has no tax position at April 30, 2014 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at April 30, 2013. The open tax years are from 2010 through 2014.

NOTE 10.	DUE TO RELATED PARTY

As at April 30, 2014 and 2013, the Company was obligated to a director, who is also an officer, for a non-interest bearing demand loan with a balance of $4,921 and $650, respectively.

NOTE 11.	GOING CONCERN AND LIQUIDITY CONSIDERATIONS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. As at April 30, 2014, the Company had a loss from operations, for the year ended, of $806,737, an accumulated deficit of $911,471, and working capital of $192,806 and has earned $38,690 in revenues since inception. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its common stock or debt financing in order to operate and grow the business. There can be no assurance that the Company will be successful in raising such capital. The key factors that are not within the Company's control and that may have a direct bearing on operating results include, but are not limited to, acceptance of the Company's business plan, the ability to raise capital in the future, the ability to expand its customer base, and the ability to hire key employees to provide services. There may be other risks and circumstances that management may be unable to predict.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

NOTE 12.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued. No subsequent events exist.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and the related notes for the years ended April 30, 2014 and 2013 and our interim financial statements and related notes for the three and six month periods that end on October 31, 2014 that appear elsewhere in this Prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and elsewhere in this annual report, particularly in the section entitled “Risk Factors” beginning on page 9 of this Prospectus.

Our financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles.

Cash Requirements

Over the next 12 months we intend to carry on business as a development stage company that operates as an internet marketing business providing clients with the latest in new media and mobile / smart phone advertising solutions. We anticipate that we will incur the following operating expenses during this period:

Estimated Funding Required During the Next 12 Months
Expense	Amount ($)
Consulting Fees for Research and Development	20,000
Engineering	40,000
Fixed asset purchases	30,000
Management Consulting Fees	40,000
Professional fees	40,000
Rent	10,000
Sales, Travel and Marketing	250,000
Other general administrative expenses	70,000
Total	500,000

We will require funds of approximately $500,000 over the next twelve months to operate our business. These funds may be raised through equity financing, debt financing, or other sources, which may result in further dilution in the equity ownership of our shares. There is no assurance that we will be able to maintain operations at a level sufficient for an investor to obtain a return on their investment in our common stock. Further, we may continue to be unprofitable.

Purchase of Significant Equipment

We do not anticipate the purchase or sale of any plant or significant equipment during the next 12 months.

General Overview

On March 11, 2014, our company filed a certificate of change (the “Amendment”) to its Certificate of Incorporation with the Secretary of State of the State of Nevada in order to effectuate a one (1) for two (2) reverse split of our company’s shares of common stock, par value $0.001 per share (“Reverse Split”) and (ii) decrease the number of authorized shares of capital stock of our company to 850,000,000 shares of common stock, par value $0.001 per share. The certificate of change has an effective date of March 24, 2014

On February 24, 2014, holders of a majority of the voting power of the outstanding capital stock of our company authorized the Actions. As a result of the reverse stock split, every two shares of our company’s pre-reverse split common stock will be combined and reclassified into one share of our company’s common stock. These amendments have been reviewed by FINRA and have been approved for filing with an effective date of April 7, 2014.

The reverse split became effective with the Over-the-Counter Bulletin Board at the opening of trading on April 7, 2014. Our trading symbol is “NMED”. Our new CUSIP number is 64704U 306.

Throughout this Registration Statement, each instance that refers to a number of shares of our common stock, refers to the number of shares of common stock after giving effect to the Reverse Split, unless otherwise indicated.

Our company is continuing to pursue and expand upon the same business however is in the process of significantly enhancing its product and service offering and is developing new and proprietary technology in the area of mobile payments and online monetization. Our company is a development stage company and operates as an internet marketing business providing clients with the latest in new media and mobile / smart phone advertising solutions. We will specialize in developing mobile marketing, loyalty, and communication solutions. Our company’s mission is to help local merchants connect, communicate and transact with their customers in a more effective way.

Effective September 1, 2013, our company entered into an exclusive agency agreement with PayWith, pursuant to which our company will market a new the Platform in the Territories. Pursuant to the agreement, our company will generate revenue associated with every mCard transaction that takes place using the mCardNetwork. Under the agreement, our company has not achieved its obligations to PayWith, but will continue its efforts to sign merchant agreements.

Under the agreement, our company had the following obligations to PayWith:

•	Achieve the following targets within the Territories:

Number of Signed
Target Date	Merchant Agreements
6 months after effective date	500
12 months after effective date	2,000
18 months after effective date	10,000

As of the date of this Registration Statement, these targets have not been met. These targets were not met due to the slow rate of mobile payment adoption in the United States. Pursuant to the agreement, PayWith may revoke the exclusivity of the rights to the Platform held by us in the Territories as these obligations were not met.

As of the date of this Registration Statement, our company has paid an aggregate of $150,000 to PayWith for the exclusive rights pursuant to the agreement above.

On August 8, 2014, and on September 8, 2014 Michael Palethorpe, our sole director and officer, has acquired 17,000,000 restricted shares from two previous stockholders, which gives him a 57.11% ownership of the total outstanding shares.

Results of Operations

The following summary of our results of operations should be read in conjunction with our audited financial statements for the year ended April 30, 2014 and our unaudited interim financial statements and related notes for the three and six month periods that end on October 31, 2014.

Our operating results for the six month periods ended October 31, 2014 and 2013 are summarized as follows:

		Six Months Ended			Three Months Ended
		October 31,			October 31,
		2014	2013		2014		2013
Revenue	$	Nil	$241	$	Nil	$	Nil
Operating Expenses		$199,280	$86,405		$104,861		$50,624
Operating Loss		$(199,280)	$(86,164)		$(104,861)		$(50,624)

Revenue

Our company earned its initial revenues starting in the third quarter of the fiscal year ended April 30, 2011. The revenues were from the sale of website designs, search engine optimization programs, and viral social media marketing campaigns, and were recognized upon the completion of these programs. We earned revenues of $0 for the six months ended October 31, 2014 compared to revenues of $241 for the six months ended October 31, 2013. Minimal revenues in 2014 can be attributed to a conscious decision on the part of our directors to retrench their efforts and spend the requisite time needed to both understand and exploit the burgeoning use of mobile technology. Until our re-sharpened efforts gain traction, growth will remain slow.

Expenses

Our total expenses for the six month periods ended October 31, 2014 and 2013 are outlined in the table below:

	Six Months Ended		Three Months Ended
	October 31,		October 31,
	2014	2013	2014	2013
Selling and Advertising	$47,983	720	$19,687	720
General and administrative	$5,351	3,822	$1,769	1,652
Officer Salary	$38,754	39,111	$19,377	19,517
Amortization/Depreciation	$50,265	16,822	$25,133	16,744
Travel Cost	$6,172	Nil	$2,706	Nil
Professional fees	$50,755	25,930	$36,189	11,991
Total	$199,280	86,405	$104,861	50,624

Expenses for the six month period ended October 31, 2014, increased substantially compared to the comparative period in 2013. The increases for the six month period ended October 31, 2014 were primarily as a result of a significant increase in selling and advertising cost and amortization due to an exclusive agency agreement with a company in the business of developing and operating an internet based marketing platform.

Liquidity and Financial Condition

Working Capital

	At	At
	October 31,	April 30,
	2014	2014	Change
Current Assets	$51,734	$210,099	$(158,365)
Current Liabilities	$7,943	$17,293	$(93,50)
Working Capital (Deficit)	$43,791	$192,806	$(149,015)

Cash Flows

		Six Months Ended
			October 31,
		2014	2013
Net Cash Used in Operating Activities		$(154,044)	$(92,723)
Net Cash Used by Investing Activities	$	Nil	$(152,079)
Net Cash Used In Financing Activities		$(4,321)	$541,950
Net Increase (Decrease) in Cash During the Period		$(158,365)	$305,148

We require additional funds to fund our budgeted expenses in the near future. There is no assurance that we will be able to maintain operations at a level sufficient for an investor to obtain a return on their investment in our common stock. Further, we may continue to be unprofitable. Additionally, there is no assurance that any party will advance additional funds to us in order to enable us to sustain our plan of operations or to repay our liabilities.

Liquidity and Capital Resources

Growth of our operations will be based on our ability to internally finance from cash flow and raise equity and/or debt to increase sales and production. Our primary sources of liquidity are: (i) cash from sales of our services; and (ii) financing activities. Our cash balance as of October 31, 2014 was $51,734.

Our financing activities include exercising our rights pursuant to the Equity Purchase Agreement with Premier Venture. The Equity Purchase Agreement permits us to “put” up to $2,000,000 in shares of our Common Stock to Premier over a period of up to thirty-six (36) months commencing from the Open Period. We will not receive any proceeds from the resale of these shares of Common Stock. However, we will receive proceeds from the sale of securities pursuant to our exercise of the put right offered by Premier Venture. Premier Venture is deemed an underwriter for our common stock. As our capital needs for the next 12 months are approximately $500,000 and we have a cash balance as of October 31, 2014 of only $51,734, we intend on, in part, relying on financings from the Equity Purchase Agreement to make up any shortfall in funding our business.

Limited Operating History; Need for Additional Capital

The report of our auditors on our audited financial statements for the fiscal year ended April 30, 2014, contains a going concern qualification as we have suffered losses since our inception. We have minimal assets and have not yet established an ongoing source of revenues sufficient to cover our operating costs and allow it to continue as a going concern. Unless and until we commence material operations and achieve material revenues, we will remain dependent on financings to continue our operations.

There is no historical financial information about us on which to base an evaluation of our performance. We are a development stage company and have not generated revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns due to the price and cost increases in and services.

At present, we do not have enough cash on hand to cover operating costs for the next 12 months. If we are unable to meet our needs for cash from either the money that we raised from our offering, or possible alternative sources, then we may be unable to continue, develop, and expand our operations. There are also no plans or expectations to acquire or sell any plant or plant equipment in the first full year of operations.

Plan of Operation and Cash Requirements

Our company began selling its services in December 2010. Our company saw its revenues fall in 2012, primary due to a decision on the part of the directors to retrench and devote a lot of their energies toward the development of smart phone marketing initiatives. Our company is now the exclusive agent of an internet based marketing platform in the Territories. Our plan of action over the next twelve months is to diligently market and promote the platform, to develop promotional materials for the platform, and participate in trade shows and exhibitions. The success of our operations will be based on our ability to grow by financing the operation through internal cash flow or to raise funds through equity and/or debt financing to invest in marketing and sales of our services. Our company has not been able to generate adequate capital in this challenging market for credit. If the company does not secure additional funding some of our marketing plans will have to be delayed. The availability of future equity and/or debt financings remains uncertain.

We expect to continue a number of marketing initiatives that we started last quarter including the following:

•	Continued development of a fully optimized website;
•	Embrace the use and expansion of mobile marketing technology;
•	Extensive social media marketing including the leveraging of Facebook, Twitter, LinkedIn, and You Tube;
•	Facebook ( https://www.facebook.com/pages/New-Media-Insight-Group/136275216429613);
•	Twitter (http://twitter.com/NMIGroup);
•	You Tube (http://www.youtube.com/user/NewMediaInsightGroup);
•	Continued recruitment of talent (Craigslist listing); and
•	Networking for sales leads at local Seattle and Portland technology events

As our business is a marketing and advertising company we are able to complete most of our marketing initiatives without incurring additional outside expenses by completing the work internally hence being able to keep our advertising and marketing costs to a minimum. Over the next 12 months, we anticipate that our company will not require additional funds to meet our working capital requirements. In the event that we need additional funds in addition to the cash on hand, we will endeavor to proceed with our plan of operations by locating alternative sources of financing.

We do not anticipate hiring any staff during the next 12 months of operation, and will rely on the services of our officers and directors.

If we are unable to increase sales and cash flow we do not have sufficient working capital to implement our strategy for the next 12 months. This could cause us to curtail or suspend our operations and may eventually cause our business to fail.

Investing Activities

We used cash of $152,079 in investing activities during the year ended April 30, 2014 compared to $Nil in April 30, 2013.

Financing Activities

We have financed our operations primarily from loans with related parties, the issuance of equity and debt instruments. For the six months ended October 31, 2014, we loss $4,321 from financing activities. For the six months ended October 31, 2013, we generated $549,950 from financing activities.

Cash provided from financing activities was $554,271 for the fiscal year ended April 30, 2014 compared to cash provided from financing activities of $650 for the fiscal year ended April 30, 2013. The increase in cash from financing activities was primarily due to issuance of our common stock for cash.

Going Concern

There is significant doubt about our ability to continue as a going concern.

As shown in the accompanying financial statements, we have incurred net losses of $1,110,751 since inception. This condition raises substantial doubt as to our ability to continue as a going concern. In response to these conditions, we may raise additional capital through the sale of equity securities, through an offering of debt securities or through borrowings from financial institutions or individuals. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Contractual Obligations

As a “smaller reporting company”, we are not required to provide tabular disclosure obligations.

Inflation

Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations. This pattern may change, however, in the event that we succeed in bringing our technology to market and acquire oil and gas assets.

Critical Accounting Policies

The financial statements and the related notes of our company are prepared in accordance with generally accepted accounting principles in the United States and are expressed in US dollars.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our company’s periodic filings with the Securities and Exchange Commission include, where applicable, disclosures of estimates, assumptions, uncertainties and markets that could affect the financial statements and future operations of our company.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. Our company had $51,734 and $210,099 in cash and cash equivalents at October 31, 2014 and April 30, 2014, respectively.

Start-Up Costs

In accordance with ASC 720, “Start-up Costs”, our company expenses all costs incurred in connection with the start-up and organization of our company.

Net Income or (Loss) Per Share of Common Stock

Our company has adopted ASC 260, “Earnings per Share,” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share:

	Six Months Ended October 31,
	2014	2013
Net Income (loss) applicable to Common Shares	$(199,280)	$(86,164)

Weighted average common shares
Outstanding (Basic)	29,768,750	29,723,913
Options	-	-
Warrants	-	-
Weighted average common shares
Outstanding (Diluted)	29,768,750	29,723,913

Net loss per share (Basic and Diluted)	$(0.01)	$(0.00)

Basic income (loss) per share is calculated by dividing our net income (loss) applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing our net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. Under the treasury stock method, the exercise price of an award, if any, the amount of compensation cost, if any, for future service that we have not yet recognized, and the estimated tax benefits that would be recorded in paid-in capital, if any, when an award is settled are assumed to be used to repurchase shares in the current period.

Concentrations of Credit Risk

Our company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and related party payables it will likely incur in the near future. Our company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. Our company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Accounts Receivable

Accounts receivable consist of charges for service provided to customers. An allowance for doubtful accounts is considered to be established for any amounts that may not be recoverable, which is based on an analysis of the Company’s customer credit worthiness, and current economic trends. Based on management’s review of accounts receivable, no allowance for doubtful accounts was considered necessary. Receivables are determined to be past due, based on payment terms of original invoices. The Company does not typically charge interest on past due receivables.

Sales and Advertising

The costs of sales and advertising are expensed as incurred. Sales and advertising expense was 47,983 and $720 for the six months ended October 31, 2014 and 2013, respectively.

Revenue Recognition

We recognize revenue from the sale of services in accordance with ASC 605, “Revenue Recognition.” Revenue consists of internet marketing services; focusing on website design, search engine optimization, and viral social media marketing. Sales income is recognized only when all of the following criteria have been met:

i)	Persuasive evidence for an agreement exists;

ii)	Service has been provided;

iii)	The fee is fixed or determinable; and

iv)	Revenue is reasonably assured.

Recently Issued Accounting Pronouncements

The ASU pronouncement 2014-10 (Development Stage) which eliminates certain financial reporting requirements has been adopted. Management has considered all recent accounting pronouncements issued since the last audit of our financial statements. Our management believes that these recent pronouncements will not have a material effect on our financial statements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Previous Independent Auditors:

On December 26, 2014, DKM Certified Public Accountants declined to stand for re-appointment as our independent accountant.

DKM’s report on the financial statements for the years ended April 30, 2014, and 2013, contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to audit scope or accounting, except that the report contained an explanatory paragraph stating that there was substantial doubt about our ability to continue as a going concern.

Our board of directors participated in and approved the decision to change independent accountants. Through the period covered by the financial review of financial statements of the quarterly period October 31, 2014, there have been no disagreements with DKM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of DKM, would have caused them to make reference thereto in their report on the financial statements. Through the interim period December 26, 2014 (the date of resignation of the former independent accountant), there have been no disagreements with DKM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of DKM would have caused them to make reference thereto in their report on the financial statements.

We have authorized DKM to respond fully to the inquiries of the successor accountant.

During the interim period through December 26, 2014, there have been no reportable events with us as set forth in Item 304(a)(1)(iv) of Regulation S-K.

We provided a copy of the foregoing disclosures to DKM prior to the date of the filing of this Registration Statement and requested that DKM furnish a letter addressed to the Securities & Exchange Commission stating whether or not it agrees with the statements in this Report.

New Independent Accountants:

On December 26, 2014, we engaged Green & Company CPA’s of Tampa, Florida, as its new registered independent public accountant. During the years ended April 30, 2014, and 2013, and prior to December 26, 2014 (the date of the new engagement), we did not consult with Green & Company CPA’s regarding (i) the application of accounting principles to a specified transaction, either completed or proposed (ii) the type of audit opinion that might be rendered on our financial statements by Green & Company CPA’s, in either case where written or oral advice provided by Green & Company CPA’s would be an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between us and our former auditor or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively).

We have not had any changes in or disagreements with our independent public accountants since our inception.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following sets forth information about our directors and executive officers as of the date of this report:

NAME	AGE	POSITION
Michael Palethorpe (1)	44	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director

(1)	Michael Palethorpe was appointed as a President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director on December 31, 2012.

Our directors will serve in that capacity until our next annual shareholder meeting or until his successor is elected or appointed and qualified. Officers hold their positions at the will of our Board of Directors. There are no arrangements, agreements or understandings between non-management security holders and management under which non-management security holders may directly or indirectly participate in or influence the management of our affairs.

Executive Management

Our management represents a significant depth of experience in domestic and international technology business development and with public companies. The team represents a cross-disciplinary approach to management and business development.

Michael Palethorpe - President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director

Michael Palethorpe was appointed as our president, chief executive officer, chief financial officer, secretary, treasurer and director on December 31, 2012. Mr. Palethorpe has been successful in business in a variety of newly emerging industries such as the technology industry. He brings both experience and success in both public and private companies and in the for-profit and non-profit worlds. Since 1998 Mr. Palethorpe has founded several successful companies including a US public company and world leader in XML technologies in 1999, the world’s second largest mountain bike web site, which had over 20,000 unique users a day in 2000, and was regional manager of a global educational enterprise, doubling participation in its courses in 2004 and 2005.

In 2008, Michael Palethorpe was the top US account manager with Metasoft Systems, a leader in foundation funding for charities, and he expanded their reach and scope in the non-profit world. From 2009 to 2011, Mr. Palethorpe managed a team of account managers. He has over 25 years of experience in various capacities of both for-profit and non-profit organizations.

Our company believes that our director has the educational background, operational and business experience gives him the qualifications and skills necessary to serve as director and officer of our company. Our board of directors consists solely of Mr. Palethorpe.

Significant Employees

Other than the foregoing named officers and directors, we have no employees whose services are materially significant to our business and operations.

Family Relationships

There are no family relationships between any of our directors and officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

1.	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

2.

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

3.

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

4.

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.

been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our shares of common stock and other equity securities, on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during fiscal year ended April 30, 2012, all filing requirements applicable to our officers, directors and greater than 10% percent beneficial owners were complied with.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to, among other persons, members of our board of directors, our company's officers including our president, chief executive officer and chief financial officer, employees, consultants and advisors. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.

full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

3.	compliance with applicable governmental laws, rules and regulations;

4.	the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

5.	accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics requires, among other things, that all of our company's senior officers commit to timely, accurate and consistent disclosure of information; that they maintain confidential information; and that they act with honesty and integrity.

Nomination Process

As of April 30, 2014, we did not effect any material changes to the procedures by which our shareholders may recommend nominees to our board of directors. Our board of directors does not have a policy with regards to the consideration of any director candidates recommended by our shareholders. Our board of directors has determined that it is in the best position to evaluate our company’s requirements as well as the qualifications of each candidate when the board considers a nominee for a position on our board of directors. If shareholders wish to recommend candidates directly to our board, they may do so by sending communications to the president of our company at the address on the cover of this Registration Statement.

Committees of the Board

All proceedings of our board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the state of Nevada and the bylaws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Our company currently does not have nominating, compensation committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our directors.

Our company does not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. The directors believe that, given the early stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. Our company does not currently have any specific or minimum criteria for the election of nominees to the board of directors and we do not have any specific process or procedure for evaluating such nominees. Our directors assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our president, at the address appearing on the first page of this Registration Statement.

Audit Committee

Currently our company is developing a comprehensive board of directors and does not have an Audit Committee. Our company intends to appoint audit, compensation and other applicable committee members as it appoints individuals with pertinent expertise.

Audit Committee and Audit Committee Financial Expert

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K, and is “independent” as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date. In addition, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our directors do not believe that it is necessary to have such committees because they believe the functions of such committees can be adequately performed by the members of our board of directors.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years of Our Company Ended April 30, 2013 and April 30, 2014

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensa- tion ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensa- tion ($)	Total ($)
Michael Palethorpe(1) President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director	2014 2013	72,000 0	0 0	0 0	1,271,000 0	0 0	0 0	0 0	1,343,000 0

(1)	Michael Palethorpe was appointed as our president, chief executive officer, chief financial officer, secretary, treasurer and director on December 31, 2012.

Summary of Employment Agreements and Material Terms

On April 1, 2013, we entered into an employment agreement with Michael Palethorpe, our sole director and officer, with an effective date of May 1, 2013. Pursuant to the terms of the employment agreement, Mr. Palethorpe act as president and chief executive officer of our company, until April 30, 2014 after which the base salary will be reviewed for May 1, 2014 and beyond in exchange for:

1.	$6,000 per month in cash; and
2.	$6,000 per month in our common stock. The deemed price of the stock will be the closing price of our common stock on the last trading day immediately prior to the month that the stock is due.

Mr. Palethorpe is also entitled to an annual stock option grant equal to 30% of his base salary to be granted at the beginning of the calendar year and vest equally over the year. The price of the options will be the fair market value of our company’s stock at the time the options are granted (at the beginning of the year), exercisable into a common share of our company at a price of $0.75 and will expire three years after the date of grant. Further, Mr. Palethorpe is entitled to receive 2,000,000 stock options upon execution of the employment agreement. These option vest at the rate of 500,000 options every six months at an exercise price of $0.75 per share and expire three years after the date of issuance. On May 1, 2014, we entered into an amending agreement with Mr. Palethorpe whereby we agreed to renew his agreement and suspend the grant of $6,000 in our common stock as of May 1, 2013. In addition, the vesting of stock options equal to 30% of his cash base salary and the vesting of the remainder of Mr. Palethorpe’s 2,000,000 options have also been suspended as of April 30, 2014.

As at the date of this Registration Statement, the vested options have not been converted to common stock.

Narrative Disclosure to Summary Compensation Table

Currently we have an employment agreement, effective May 1, 2013, with Michael Palethorpe, for acting as president and chief executive officer of our company. Pursuant to the terms of the employment agreement, Mr. Palethorpe, has been granted 2,000,000 stock options, which vest at a rate of 500,000 options every 6 months. Each option has an exercise price of $0.75 and will expire after three years. As at the date of this report, the vested options have not been converted to common stock.

Michael Palethorpe was awarded $72,000 in the year ended April 30, 2014 and $12,000 for his March and April 2013 services, in his capacity as an officer.

Stock Option Plan

Pursuant to the terms of the Employment Agreement, Michael Palethorpe is entitled to an annual stock option grant equal to 30% of his base salary to be granted at the beginning of the calendar year and vest equally over the year. The value of the annual options is $21,600. Currently, 4,500 options have vested of the 13,500 options that have been granted. Each vested option is exercisable into one common share of our company at a price of $0.75. However, our company has not adopted a formal stock option plan.

On May 1, 2014, we entered into an amending agreement with Mr. Palethorpe whereby we agreed to renew his agreement and suspend the grant of $6,000 in our common stock as of May 1, 2013. In addition, the vesting of stock options equal to 30% of his cash base salary and the vesting of the remainder of Mr. Palethorpe’s 2,000,000 options have also been suspended as of April 30, 2014.

Stock Options/SAR Grants

Effective May 1, 2013, we granted 2,000,000 stock options to Michael Palethorpe, pursuant to the terms of his employment agreement. The stock options vest at a rate of 500,000 options every 6 months. Each option has an exercise price of $0.75 and will expire after three years. As at the date of this report, the vested options have not been converted to common stock. As of the date of this Registration Statement 504,500 options have vested and are eligible for exercise.

Outstanding Equity Awards at Fiscal Year End

There were no outstanding equity awards at the year ended April 30, 2014.

Option Exercises and Stock Vested

During our fiscal year ended April 30, 2014 there were no options exercised by our named officers.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years, is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

Compensation of Directors

No other member of our board of directors received any compensation for his services as a director during the year ended April 30, 2014 than Mr. Palethorpe.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of February 4, 2015, by: (i) each of our directors; (ii) each of our named executive officers; and (iii) each person or group known by us to beneficially own more than 5% of our outstanding shares of common stock. Unless otherwise indicated, the shareholders listed below possess sole voting and investment power with respect to the shares they own.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class
Michael Palethorpe(2) 28202 N. 58th Street Cave Creek, AZ 85331	17,000,000	57.1%
Directors and Executive Officers as a Group	17,000,000	57.1%
Other Shareholders	17,000,000	57.1%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on February 4, 2015. As of February 4, 2015there were 29,768,750 shares of our company’s common stock issued and outstanding.

(2)

Michael Palethorpe is our company’s president, chief executive officer, chief financial officer, treasurer, secretary and director. Mr. Palethorpe also holds 504,500 vested stock options exercisable for $0.75 for three years upon issuance.

Changes in Control

Other than as disclosed, we are unaware of any contract or other arrangement or provisions of our Articles or Bylaws the operation of which may at a subsequent date result in a change of control of our company. There are not any provisions in our Articles or Bylaws, the operation of which would delay, defer, or prevent a change in control of our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Persons of Our Company

The following includes a summary of transactions since the beginning of the April 30, 2014 fiscal year, or any currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Mr. Palethorpe, our only director, is not independent director as he also serves as our executive officers.

On April 1, 2013, we entered into an employment agreement with Michael Palethorpe, our sole director and officer, with an effective date of May 1, 2013. Pursuant to the terms of the employment agreement, Mr. Palethorpe act as president and chief executive officer of our company, until April 30, 2014 after which the base salary will be reviewed for May 1, 2014 and beyond in exchange for:

1.	$6,000 per month in cash; and
2.	$6,000 per month in our common stock. The deemed price of the stock will be the closing price of our common stock on the last trading day immediately prior to the month that the stock is due.

Mr. Palethorpe is also entitled to an annual stock option grant equal to 30% of his base salary to be granted at the beginning of the calendar year and vest equally over the year. The price of the options will be the fair market value of our company’s stock at the time the options are granted (at the beginning of the year), exercisable into a common share of our company at a price of $0.75 and will expire three years after the date of grant. Further, Mr. Palethorpe is entitled to receive 2,000,000 stock options upon execution of the employment agreement. These option vest at the rate of 500,000 options every six months at an exercise price of $0.75 per share and expire three years after the date of issuance. As at the date of this Registration Statement, the vested options have not been converted to common stock.

On May 1, 2014, we entered into an amending agreement with Mr. Palethorpe whereby we agreed to renew his agreement and suspend the grant of $6,000 in our common stock as of May 1, 2013. In addition, the vesting of stock options equal to 30% of his cash base salary and the vesting of the remainder of Mr. Palethorpe’s 2,000,000 options have also been suspended as of April 30, 2014.As of April 30, 2014, our company was obligated to Michael Palethorpe for a non-interest bearing demand loan with a balance of $4,921. There is no written agreement regarding this loan.

Our company has not had any other transaction since the last two fiscal years ended April 30, 2013 and 2013, or any currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).

Promoters and Certain Control Persons

We have no promoters of the company other than the management of our company.

CORPORATE GOVERNANCE

We currently act with one director, consisting of Michael Palethorpe.

We do not have a standing audit, compensation or nominating committee, but our entire board of directors acts in such capacities. We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. The board of directors of our company does not believe that it is necessary to have a standing audit, compensation or nominating committee because we believe that the functions of such committees can be adequately performed by the board of directors. Additionally, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development.

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the NASDAQ Stock Market.

Item 12A – Disclosure of Commission Position on Indemnification of Securities Act Liabilities

Our Bylaws provide that we indemnify our directors and officers to the fullest extent not prohibited by Nevada law.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making us responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or control persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We are incorporated under the laws of the State of Nevada. Section 78.138 of the Nevada Revised Statutes (“NRS”) provides that neither a director nor an officer of a Nevada corporation can be held personally liable to the corporation, its stockholders or its creditors unless the director or officer committed both a breach of fiduciary duty and such breach was accompanied by intentional misconduct, fraud, or knowing violation of law. Nevada does not exclude breaches of the duty of loyalty or instances where the director has received an improper personal benefit.

A Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding, if he is not liable under NRS 78.138 (see above), acted in “good faith” and in a manner he reasonably believed to be in and not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. However, with respect to actions by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. A director or officer who is successful, on the merits or otherwise, in defense of any proceeding subject to the Nevada corporate statutes’ indemnification provisions must be indemnified by the corporation for reasonable expenses incurred in connection therewith, including attorneys’ fees.

Our company’s Bylaws provide that the corporation shall, to the maximum extent and in the manner permitted by the NRS, indemnify and hold harmless any and all persons whom it shall have power to indemnify under said provisions from and against any and all liabilities (including expenses) imposed upon or reasonably incurred by him or her in connection with any action, suit or other proceeding in which he or she may be involved or with which he or she may be threatened, or other matters referred to in or covered by said provisions both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer of the corporation. Our company’s Bylaws do not modify Nevada law in this respect.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We have no liability insurance.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until a date, which is 90 days after the date of this Prospectus, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13 – Other Expenses of Issuance and Distribution

No expenses will be borne by the Selling Security Holders. Our estimated expenses in connection with the issuance and distribution of the securities being registered in this Prospectus are as follows:

Commission filing fee	$339
Legal fees and expenses	10,000
Accounting fees and expenses	3,000
Printing and marketing expenses	6,000
Miscellaneous	5,000
Total	$24,339

Item 14 – Indemnification of Directors and Officers

Section 78.138 of the NRS provides that a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law.

Section 78.7502 of NRS permits a company to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action, suit or proceeding if the officer or director (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful.

Section 78.751 of NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of final disposition thereof, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company. Section 78.751 of NRS further permits the company to grant its directors and officers additional rights of indemnification under its articles of incorporation or bylaws or otherwise.

Section 78.752 of NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our Articles of Incorporation provide that no director or officer of our company will be personally liable to our company or any of its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the unlawful payment of dividends. In addition, our bylaws permit for the indemnification and insurance provisions in Chapter 78 of the NRS.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling our company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

Further, in the normal course of business, we may have in our contracts indemnification clauses, written as either mutual where each party will indemnify, defend, and hold each other harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties; or single where we have agreed to hold certain parties harmless against losses etc.

Our Bylaws

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making us responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Item 15 – Recent Sales of Unregistered Securities

On December 10, 2014, we entered into an equity purchase agreement (the “Purchase Agreement”) with Premier. Under the terms of the Purchase Agreement, Premier has agreed to invest up to $2,000,000 to purchase shares of our common stock. We also entered into a registration rights agreement (the “Registration Agreement”) with Premier, which governs the filing of a registration statement, intended to cover the securities acquired under the Purchase Agreement.

The Purchase Agreement allows, but does not require us to issue and sell up to the number of shares of common stock having an aggregate purchase price of $2,000,000 to Premier. Subject to the terms and conditions of the Purchase Agreement and the Registration Agreement, we may, in our sole discretion, deliver notice to Premier which states the dollar amount which it intends to sell to Premier on a certain date. The amount that we shall be entitled to sell to Premier shall not exceed (i) 200% of the average daily trading volume of the Company’s common stock for the five trading days prior to the applicable notice date and (ii) 110% of the highest amount on any notice delivered by us to Premier, (however, never less than 70,000 shares). The amount cannot exceed 4.99% of our outstanding shares. The purchase price for the shares issued to Premier will be the amount multiplied by 70% of the lowest individual daily VWAP of the common stock during the pricing period. The shares sold by us to Premier must be registered stock, pursuant to the Registration Agreement.

On execution of the Purchase Agreement, we the Initial Commitment Shares to Premier.

On the effective date of this Registration Statement, we shall issue to Premier the Additional Commitment Shares of its common stock representing 2.5% of $2,000,000 divided by the sum equal to the lowest of the daily VWAPs of the common stock on the three trading days immediately preceding the effective date. The Additional Commitment Shares shall not constitute registerable securities and shall not be included in this Registration Statement in accordance with the terms of the Registration Agreement.

On December 10, 2014, we issued 71,429 shares of its common stock pursuant to an exemption from registration relying on Section 4(2) and Rule 506 of Regulation D, under the Securities Act of 1933, as amended.

Item 16 – Exhibits

Exhibit	Exhibit
Number	Description

3.1	Articles of Incorporation of New Media Insight Group, Inc. (incorporated by reference to our Registration Statement on Form S-1 filed on July 19, 2010 as Exhibit 3.1).

3.2	Bylaws of New Media Insight Group, Inc. (incorporated by reference to our Current Report on Form 8-K filed on July 8, 2011 as Exhibit 3.1).

3.3	Certificate of Change of New Media Insight Group, Inc. (incorporated by reference to our Current Report on Form 8-K filed on February 4, 2014 as Exhibit 3.1).

4.1	Instrument Defining the Right of Holders – Form of Share Certificate (incorporated by reference to our Current Report on Form 8-K filed on August 21, 2013 as Exhibit 4.1).

5.1	Legal Opinion of W.L. Macdonald Law Corporation.

10.1

Exclusive Agency Agreement between our company and PayWith Worldwide Inc. dated September 1, 2013 (incorporated by reference to our Current Report on Form 8-K filed on September 3, 2013 as Exhibit 10.1).

10.2

Equity Purchase Agreement dated December 10, 2014 between our company and Premier Venture Partners, LLC (incorporated by reference to our Current Report on Form 8-K filed on December 17, 2014 as Exhibit 10.1).

10.3

Registration Rights Agreement dated December 10, 2014 between our company and Premier Venture Partners, LLC (incorporated by reference to our Current Report on Form 8-K filed on December 17, 2014 as Exhibit 10.2).

10.4	Employment Agreement dated April 1, 2013 between our company and Michael Palethorpe (incorporated by reference to our Registration Statement on Form S-1 filed on January 13, 2015 as Exhibit 10.4).

10.5	Amending Agreement dated May 1, 2014 between our company and Michael Palethorpe (incorporated by reference to our Registration Statement on Form S-1 filed on January 13, 2015 as Exhibit 10.5).

14.1	Code of Ethics and Business Conduct (incorporated by reference to our Annual Report on Form 10-K filed on July 29, 2011 as Exhibit 14.1).

23.1	Consent of DKM Certified Public Accountants.

23.2	Consent of W.L. Macdonald Law Corporation (incorporated in Exhibit 5.1).

Item 17 – Undertakings

The registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.

That for the purpose of determining liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

4.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and

(iv)	Any other communication that is an offer in the offering made by the registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cave Creek, Arizona, on February 6, 2015.

NEW MEDIA INSIGHT GROUP, INC.

By:	/s/ Michael Palethorpe
Michael Palethorpe
President and Director (Principal Executive
Officer, Principal Financial Officer and
Principal Accounting Officer)

In accordance with the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates stated.

SIGNATURES	TITLE	DATE

Director, President and Chief
Executive Officer, Chief
Financial Officer, Secretary,
/s/ Michael Palethorpe	Treasurer (Principal	February 6, 2015
Michael Palethorpe	Executive Officer, Principal
Financial Officer and
Principal Accounting
Officer)